ARIS

P.E.
12-31-01

REUNITING + OPPORTUNITY

KNIGHT
TRADING
GROUP
INC

DARK DAYS

The cloud that settled over the financial markets in the last half of 2000 continued to cast its ominous shadow. Over 18 months, the market witnessed the largest top-to-bottom decline in history. Investors at retail broker-dealers stepped to the sidelines. Active traders exploited marketplace inefficiencies. Institutions traded cautiously.

Knight faced greater competition from an increased number of market participants. Knight began adjusting to market structure changes–decimalization, SuperSoes and Rule 11Ac1-5. Knight experienced its first-ever quarterly loss. Knight was forced to right-size with its first-ever staff reduction. Indeed, the dark days have settled in and there's no telling when the clouds will break.


11-21
WALL ST

9/11

While the tragedy of 9/11 had a dramatic economic impact on many companies' performance, Knight was fortunate not to suffer the same fate. The horrific event, however, affected Knight on a very personal level. We witnessed it. We felt it. We lost clients, family and friends. What we found was a collective strength – a resiliency – that makes us better people.

OVERCAPACITY

The bull market of the 1990's led to "irrational exuberance," producing an environment of high principal amount traded. The entrance of many new players created overcapacity.

As commoditization redefines the industry, the elements of differentiation will be order execution quality, capital commitment, technology and scale. Reduced margins will force many players out. Buy-side demands for greater returns are heightening awareness of implicit and explicit trading costs. The survivors will create cost-effective solutions around optimal order execution.

MARKET ENVIRONMENT

The story told of the past decade will speak of unprecedented success and excess. The story that has unfolded for this decade, thus far, is one of survival. The markets hit bottom in the third quarter 2001, and the search for recovery began. Today, market indices are still in a state of fluctuation, leaving investors with a feeling of uncertainty. The market remains unsettled and there is no timetable for a full recovery.

>

ECONOMIC OUTLOOK

The bubble burst in 2000, throwing the markets into a prolonged correction and discouraging retail broker-dealer activity. The economy has been entrenched in a malaise for over a year-and-a-half. Significant regulatory changes forced Knight to rethink the way we capture revenue. The impact on Knight has been severe, but not overwhelming. As we move ahead, it is imperative that Knight capitalizes on this changing market structure.

DECIMALIZATION

Decimalization moved quotes from 16 to 100 price points. MPV (minimum price variation) between the bid and the ask went from 1/16th (6 1/4 cents) to one cent. This resulted in a reduction in the depth of liquidity at each price point, making the price discovery process far more difficult. Decimalization and one-cent MPV compressed the average quoted spread from $0.078 to $0.038.* Spread is traditionally one of the ways market makers are compensated for committing capital.

*Nasdaq Economic Research June 11, 2001 Study

- Competitive
- Powerful
- Unconventional
- Independent
- Experienced
- Flexible
- Visionary
- Intelligent

BRIGHT KNIGHT

- Progressive
- Talented
- Innovative
- Strategic
- Creative
- Bold
- Responsive
- Strong
- [illegible]
- [illegible]
- [illegible]
- Knowledgeable

Meeting the Challenges....Evolving....Turnin

- Knight is in transition. We are facing the most challenging business climate in our history and a shifting market structure.
- Knight's core business strategy is sound, our balance sheet is strong, and we will move forward. Even in today's difficult market, our business model remains valid.

NASDAQ COMPOSITE

12.31.99

> 4069.31

12.31.00

> 2470.52

12.31.01

> 1950.40

MEETING THE CURRENT CHALLENGES AND EVOLVING IN A TIME OF TRANSITION

Knight has the tools to turn challenge into opportunity for our shareholders. Knight maintains a strong balance sheet. Knight has a diversified client mix. Knight is the leading wholesale market maker in equity securities, a top-tier options market maker, and a highly respected asset manager. Our value-added proposition – client focus, scale, technology, trading methodologies and unique culture – remains both valid and relevant. The bottom line: Optimal order execution, the heart and soul of what we do, will once again set us apart.

hange Into Opportunity....Sound Business Strategy....Strong Balance Sheet....

> Knight is executing our core market-making businesses while exploring opportunities. Our quest is to be every broker-dealer and institution's preferred provider of execution solutions.

PRUDENT

.....Ethics.....Integrity.....Entrepreneurial Spirit.....Core Strategy.....Focus.....Highest Execution Quality.....Market Leadership.....Working Smarter and Faster...

Transitioning from entrepreneurial start-up to the next chapter

QUALITY

Knight successfully built upon its foundation of quality execution solutions to become a premier service provider. In the face of an uncertain market and constantly changing market structure, our passion, experience, innovation and core strategy will guide us into the next chapter of the Knight story.

TEAMWORK

The Knight team continues to think faster, work smarter and look relentlessly for creative opportunities to keep Knight a step ahead of the competition. We remain focused on the client and on delivering the highest execution quality. Our place atop the industry is a testament to the approval from broker-dealers and institutions who seek Knight's expertise. Knight is in the right place, at the right time.

POSITIONED



LEADING



INVOLVED

Working to elevate the level of compliance throughout the industry

PREMIER MARKET MAKER

Though many say the markets are "moving toward an agency platform," the majority of all equities trading still occurs in an intermediated environment. Why not just trade with ECNs? Both institutions and retail broker-dealers require greater certainty of execution outcomes through continuous liquidity. They need to know that their trade will be executed completely—that someone will step into the role of principal, commit capital and be the other side of the trade.

COMPLIANCE WITHOUT COMPROMISE

Business relationships with our clients are a key to Knight's success. While taking risks to enhance shareholder value, we serve our clients with the highest ethical standards, committing capital under a tough umbrella of compliance and market regulation. Our compliance practices and procedures are sound. Without question, Knight's trading policies are above reproach.

LIQUIDITY

Unlocking the value of Knight's capital in the marketplace

VALUE-ADDED LIQUIDITY

As absolute returns become more elusive and market return expectations continue to fall, all investors are seeking new means of relative performance. Portfolio Managers are looking for more alpha from their trading desks which, in turn, has made institutional trading desks focus on reducing implicit and explicit trading costs.

DESTINATION OF CHOICE

Where does Knight fit in? Trading desks are seeking out destinations to help them control these implicit and explicit costs. They are seeking out service providers who can help them lower their cost basis and increase the eventual yield of portfolio holdings. These are service providers who will commit capital, can leverage scale, focus on the client and are absent of conflicts when coupled with investment banking and sell-side research activities. Service providers like Knight.

DESTINATION



PASSIONATE



UNIQUE

...Program Trading...Unmatched Competitive Position...Business to Business...Analytical Trading...Power of Trade...Altering the Client Mix...Multiple Product Lines.....

Leveraging competitive advantages to be the world's premier market maker

CLIENT-DRIVEN

As the single point of entry for order flow in more than 17,000 equity securities and approximately 2,500 OCC cleared option products, Knight provides order execution solutions with continuous liquidity, immediacy and certainty that no one can match. This is what our clients demand.

HUMAN CAPITAL

Knight values its human capital – the employees who add the human element to our technology and turn it into client service. Knight has made a major investment in its talent by building a culture that emphasizes personal and professional growth and rewards excellence.

FLEXIBILITY AND SCALE

Flexibility and scale set us apart. Our capacity and throughput is simply unrivaled. Knight's order processing system has redefined the way the world looks at order execution.

PRODUCTS*

Nasdaq National Market System..........Nasdaq Small Caps..........NASD's OTC Bulletin Board..........NQB's Pink Sheets..........ADRs..........Jasdaq..........

EQUITIES

DOMESTIC

Knight is the premier destination for broker-dealers and institutions seeking equity order executions. We are the world's largest wholesale market maker with the ability to process order flow in more than 17,000 equity securities. In 2001, Knight traded 135 billion shares – a volume behind only Nasdaq and NYSE. Knight Securities is the #1 market maker in Nasdaq/OTC securities. Knight Capital Markets is the #1 market maker in the Nasdaq InterMarket℠ and a top-five execution venue for block volume in NYSE-listed and AMEX-listed securities.** We're on top in the Bulletin Board and Nasdaq small-cap market, and we're making our move in foreign/ADR trading.

Knight has an aggregate pool of natural retail and institutional liquidity to tap for complete execution solutions. Whether our clients need an execution for a large block of an illiquid security or a basket of Nasdaq 100 stocks, Knight has the scale to get the trade done. How? Our employees are focused on our clients. Our technology is built for speed, capacity and compliance. Knight has the right mix to make it happen.

**The AutEx Group

National Full-Service Broker Dealers.....Investment Advisors.....On-line/Discount Broker-Dealers.....Fund of Funds.....Professional Traders

***Visit www.knighttradinggroup.com for complete details on our products and execution standards.**

Nasdaq InterMarket℠ ... Nasdaq Europe ... London Stock Exchange ... Deutsche Börse ... Euronext ... Listed

INTERNATIONAL

Knight Securities International, a joint venture with the financial services firms of Knight Roundtable Europe, offers industry-leading execution services in U.S. equities to top institutions and broker-dealers in Europe and makes markets in European securities. Knight Securities Japan, established with our partner Nikko Cordial Group, makes markets and provides clients with reliable executions in Jasdaq stocks.

Trusts and Endowments ... Regional Broker-Dealers ... Public/State Funds ... Hedge Funds ... Pension Plan Sponsors ... Mutual Funds

CBOE ... AMEX ... ISE ... CBT ... PHLX ... CBOT ... PCX ... CBOE ... AMEX ... ISE ... CBT ... PHLX ... CBOT ... PCX

OPTIONS

Technology innovation and market structure reform have thrust the options industry into a period of dramatic change, and Knight has the expertise to benefit in this time of consolidation. Knight Financial Products is an industry leader with specialist capabilities for approximately 570 option classes, which cover more than half of all equity option order flow on all U.S. options exchanges. We provide liquidity and pricing efficiency to institutions, broker-dealers and the overall market.

Knight Execution Partners, which routes client options order flow to all domestic options exchanges, has the capacity to process order flow in more than 2,500 OCC cleared options products. We offer the highest level of service to our institutional and broker-dealer clients through quality executions at the best price, with speed and scale.

Top Industry Player ... Technologically Advanced ... Specialist on All U.S. Options Exchanges ... Unique Routing Capabilities ...

DEEPHAVEN
CAPITAL MANAGEMENT

ASSET MANAGEMENT

Brand name and a focus on capital preservation attract institutions and high net worth investors to Deephaven Capital Management's market neutral fund. The fund offers a diversified strategy including sophisticated arbitrage trading (convertible, statistical and risk) with low correlation to the equities markets.

...Reliability.....Leading Market Neutral Asset Manager.....Strong Brand Name.....Sophisticated Arbitrage Trading.....Analytical Approach

BRIGHT FUTURE



Leading – Superior Execution Solutions

Destination – Franchise Trading Platform

Passionate – Focused Client Service

Positioned – Surviving and Adapting

Chief Executive Officer's Letter

60

KENNETH D. PASTERNAK
Retired Chief Executive Officer

ANTHONY M. SANFILIPPO
Interim Chief Executive Officer





DEAR FELLOW KNIGHT SHAREHOLDER,

We refer to 2001 as the dark days for Knight. We experienced our first-ever quarterly loss. We were forced to right-size with our first-ever staff reduction. After growing at a furious pace – a compound annual growth rate of more than 50% a year for four years – suddenly we had to shift our primary business objective from success to survival. This past year's financial performance was, indeed, a bitter pill to swallow. We need to understand every aspect of it to make sure history does not repeat itself. To make sure we survive these dark days and have progress to report next year.

Financially, 2001 was Knight's most difficult year. Our 2001 revenues decreased 46% to $684.7 million from $1,257.3 million in 2000. Pre-tax income decreased to $54.3 million, an 87% decline from 2000 pre-tax income of $418.5 million. Net income was $38.5 million, down from 2000 net income of $259.9 million. EPS for the full year was $0.31. International expansion efforts resulted in an approximate $0.30 charge to 2001 EPS. On an annualized basis, our return on equity was 4.7% for the full year 2001.

KNIGHT: HIT HARD

After years of rapid acceleration – technological innovations, growth in trading volumes, the Nasdaq topping the 5000 mark – the bull market of the century came to an abrupt end. We witnessed the greatest top-to-bottom decline the markets have ever known. Market indices fluctuated, with the Nasdaq Composite Index down 21%, DJIA down 7%, S&P 500 down 13%, and international market indices from Europe to Japan weakened. Retail broker-dealer participation in the equity markets evaporated. Institutions traded cautiously. A new breed of active traders exploited marketplace inefficiencies. Simply, the markets declined and Knight's profitability followed. The roar we heard a short 18 months ago was silenced, leaving all investors with a feeling of uncertainty and doubt.

Even more than the market decline, decimalization with one-penny minimum price variation (MPV) had the greatest impact on the industry last year. According to Nasdaq's Economic Research Study, effective spread contracted by 46% in the first full month of decimalized trading, greater than the projected decline of 10%. Historically, Knight made money through a combination of the revenue captured by the number of shares traded, disciplined inventory management, spread retention, market volume and volatility, and principal amount traded. How did the market structure changes of 2001 affect Knight? We experienced a dramatic reduction in one element of our profitability mix–spread retention. Knight is working through these changes, putting the pieces together to reclaim profitability.

When Knight was founded in 1995, we latched on for the heady ride of the on-line trading boom. As we benefited from this trend in self-directed investing in the U.S. and rode to the top of the bull market, we scrambled to pull together the resources necessary to keep pace with demand. We prepared for the same investing trend to take hold overseas. Our rapid growth put us at a disadvantage when the market cycle headed downward. Our infrastructure remained. As did the costs associated with maintaining it. What are we going to do to get back on top of our game?

KNIGHT: A SURVIVOR

Knight is reexamining its market-making approach and making adjustments to both technology and human capital to address these changing market dynamics. We are exploring new trading methodologies and developing sophisticated routing algorithms to identify the profit opportunities in each trade. Our trading systems can't be entirely rule-based when releasing liquidity into the marketplace. After all, we are deploying capital to smooth the gaps where no natural liquidity exists. This capital commitment has value, which must reflect the diversity of individual stocks, market situations and client demands. We are charging commissions on certain transactions, albeit a very small percentage of them. We are watching as the industry begins to rationalize the costs associated with order execution.

Relative risk-adjusted performance is creating a fundamental shift on the buy-side. Portfolio Managers are developing new strategies around order executions, rationalizing implicit and explicit costs. Inefficient order execution can raise their cost basis. It can also decrease the eventual yield of portfolio holdings. Institutional trading desks are seeking service providers with the technology and expertise to help them create alpha for their Portfolio Managers. So, where does Knight fit in?

Optimal execution service is the heart and soul of our value-added proposition. Knight offers solutions that afford our clients timely, superior executions. We provide price improvement, liquidity, speed of executions for market orders and high fulfillment rates coupled with rapidity for limit orders. The challenge we must overcome is how we can recover the revenue lost and, ultimately, improve profitability.

KNIGHT: THE FUTURE

Knight is evolving at a critical time, and in the right place to capitalize on the changes in our industry. In the U.S. equity markets, implementation of SEC Rules 11Ac1-5 and 11Ac1-6 brought enhanced disclosure of execution quality and order routing practices to the marketplace. Statistics indicate that Knight's execution quality is highly competitive. Our value-added proposition remains valid and relevant. We maintain a strong balance sheet. We are debt-free. However, there is work to be done before we will see significant steps towards profitability.

During 2002, Knight will hire a new CEO to manage our progress as we rethink the way we do business. However, that does not mean we will wait a single minute to start our work. We are reviewing costs. We are deploying our human capital wisely. We are reevaluating investments both abroad and domestically. We are adjusting our trading methodologies in our equities businesses. We are preparing for the introduction of Nasdaq's SuperMontage. We are focusing our options business on increasing margins in an environment where revenue per option contract continues to decline due to lower underlying prices of equities and increased competition. We are emphasizing fund returns over pure asset gathering in our asset management business.

Looking at Knight today, we are working together to transition the company to the next chapter of its story. If ways exist to create more value around the execution process, we will find them. If ways exist to better service our clients and help them succeed, we will find them. We will turn the challenges we face into opportunities. This past year knocked us down, but not out. We are still the market leader and understand our space better than any of our competitors. We will leverage our knowledge. We will survive. We are Knight.

Sincerely,

Kenny Pasternak

Tony Sanfilippo

CLIENT MIX: PERCENTAGE OF REVENUES


BROKER-DEALER
100%
1995
BROKER-DEALER 43%
INSTITUTIONS 28%
OPTIONS 23%
ASSET MANAGEMENT 6%
2001

TOTAL REVENUES
(in millions)


$272
$411
$897
$1,257
$685
1997
1998
1999
2000
2001

PRE-TAX MARGINS*


26.5%
27.5%
35.2%
33.3%
7.9%
1997
1998
1999
2000
2001

NET INCOME*
(in millions)


$41
$65
$188
$259
$39
1997
1998
1999
2000
2001

DILUTED EARNINGS PER SHARE*


$0.44
$0.63
$1.50
$2.04
$0.31
1997
1998
1999
2000
2001

TOTAL U.S. EQUITY TRADES EXECUTED
(in millions)


20.3
40.9
90.7
142.7
117.3
1997
1998
1999
2000
2001

TOTAL U.S. EQUITY SHARES TRADED
(in billions)


18.1
38.4
81.0
112.1
135.0
1997
1998
1999
2000
2001

TOTAL U.S. OPTION CONTRACTS TRADED
(in millions)


5.6
10.6
21.4
37.4
1998
1999
2000
2001

* CALCULATIONS ARE BASED ON PRO FORMA NUMBERS FOR THE YEARS ENDED 1997, 1998, 1999 AND THE PERIOD ENDED JANUARY 12, 2000. SEE FOOTNOTES 2 AND 3 ON PAGE 25.

Financials 60

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Trading Group, Inc. and the Notes thereto included elsewhere in this document. You should read the following in conjunction with the Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document. The Consolidated Statements of Income Data for the years ended December 31, 1999, 2000 and 2001 and the Consolidated Statements of Financial Condition Data at December 31, 2000 and 2001 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Income Data for the years ended December 31, 1997 and 1998 and the Consolidated Statements of Financial Condition Data at December 31, 1997, 1998 and 1999 are derived from Consolidated Financial Statements not included in this document.

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999	1998	1997
in thousands, except share and per share data					
Consolidated Statement of Income Data[1]:					
Revenues					
Net trading revenue	**$ 564,630**	$1,157,516	$ 845,105	$395,417	$262,217
Commissions and fees	**47,943**	32,548	16,439	3,983	705
Asset management fees	**36,757**	41,884	19,921	6,134	7,389
Interest and dividends, net of interest expense	**24,949**	16,137	11,950	3,981	1,382
Investment income and other	**10,433**	9,225	3,160	1,520	477
Total revenues	**684,712**	1,257,310	896,575	411,035	272,170
Expenses					
Employee compensation and benefits	**249,971**	421,170	269,224	123,023	70,977
Execution and clearance fees	**117,519**	112,238	89,575	50,724	34,613
Payments for order flow	**81,942**	174,646	138,697	82,499	66,912
Communications and data processing	**50,856**	33,025	18,944	11,721	7,843
Depreciation and amortization	**42,759**	25,336	11,396	7,271	4,630
Occupancy and equipment rentals	**20,540**	18,742	10,706	6,139	2,916
Professional fees	**15,052**	21,527	7,889	4,513	2,363
Business development	**11,617**	14,806	10,295	2,913	1,798
Merger related costs	**–**	–	9,969	–	–
Interest on preferred units	**–**	–	–	715	1,942
Writedown of assets and lease loss accrual	**20,539**	–	–	–	–
Other	**19,572**	17,289	7,050	3,435	1,370
Total expenses	**630,367**	838,779	573,745	292,953	195,364
Income before income taxes and minority interest	**54,345**	418,531	322,830	118,082	76,806
Income tax expense	**25,461**	159,446	111,546	22,251	–
Income before minority interest	**28,884**	259,085	211,284	95,831	76,806
Minority interest in consolidated subsidiaries	**9,642**	837	–	–	–
Net income	**$ 38,526**	$ 259,922	$ 211,284	$ 95,831	$ 76,806
Basic earnings per share	**$ 0.31**	$ 2.12	$ 1.75	$ 0.93	$ 0.82
Diluted earnings per share	**$ 0.31**	$ 2.05	$ 1.68	$ 0.93	$ 0.82

FOR THE YEARS ENDED DECEMBER 31,	**2001**	2000	1999	1998	1997
in thousands, except share and per share data					
Pro forma adjustments					
Income before income taxes and minority interest		$ 418,531	$ 322,830	$118,082	$ 76,806
Adjustment for pro forma employee compensation and benefits(2)		(267)	(7,580)	(5,097)	(4,647)
Pro forma income before income taxes and minority interest		418,264	315,250	112,985	72,159
Pro forma income tax expense(3)		160,089	126,790	48,040	30,918
Pro forma income before minority interest		258,175	188,460	64,945	41,241
Minority interest in consolidated subsidiaries		837	–	–	–
Pro forma net income		$ 259,012	$ 188,460	$ 64,945	$ 41,241
Pro forma basic earnings per share		$ 2.11	$ 1.56	$ 0.63	$ 0.44
Pro forma diluted earnings per share		$ 2.04	$ 1.50	$ 0.63	$ 0.44
Shares used in basic earnings per share calculations(4)	**123,796,181**	122,520,733	120,821,710	103,115,712	93,696,762
Shares used in diluted earnings per share calculations(4)	**125,758,863**	126,863,316	125,755,430	103,115,712	93,696,762
Consolidated Statement of Financial Condition Data:					
Cash and cash equivalents	**$ 361,294**	$ 364,058	$ 304,054	$117,705	$ 13,918
Securities owned, at market value	**1,754,483**	1,799,967	910,233	411,288	180,957
Receivable from clearing brokers	**820,103**	114,047	215,423	107,537	35,747
Total assets	**3,226,687**	2,521,409	1,540,286	684,644	264,788
Securities sold, not yet purchased, at market value	**2,039,356**	1,427,214	720,919	328,171	125,827
Mandatorily Redeemable Preferred Units	–	–	–	–	27,484
Total stockholders' (members') equity	**834,256**	774,186	499,231	205,873	61,804

(1)Certain prior year amounts have been reclassified to conform to current year presentation.

(2)Before our merger with Arbitrade on January 12, 2000, Arbitrade was a limited liability company and compensation and benefits to Arbitrade's members were accounted for as distributions of members' equity. Pro forma compensation expense was computed as 15% of the before-tax profits earned by Arbitrade for the years ended December 31, 1997, 1998 and 1999 and for the period ended January 12, 2000.

(3)Before our initial public offering in July 1998, we were a limited liability company and were not subject to income taxes. Pro forma income tax expense was computed based on an effective tax rate of 43% and 42.5%, for the year ended December 31, 1997, and for the period through our initial public offering in 1998, respectively. Additionally, before our merger, Arbitrade was a limited liability company and was not subject to taxes. Pro forma income tax expense was computed based on Arbitrade's income at an effective tax rate of 42.5% for the years ended December 31, 1997, 1998 and 1999 and for the period ended January 12, 2000.

(4)Weighted average shares outstanding for all years presented have been determined as if the merger and reorganization described in Notes 1 and 2 to the Consolidated Financial Statements included elsewhere in this document occurred as of the earliest date presented. Shares issued in connection with our initial public offering have been considered in determining weighted average shares outstanding only from the date they were issued.

OVERVIEW

We are a leading market maker in equity securities and in options on individual equities, equity indices and fixed income futures instruments. Additionally, we maintain an asset management business for institutions and high net worth individuals. Our principal operating subsidiaries are:

- Knight Securities ("KS"): KS is the largest wholesale market maker operating in Nasdaq. Based on rankings published by The AutEx Group, KS was ranked first in Nasdaq/OTC securities volume in 2001. KS's U.S. equity share volume totaled 110.9 billion, 90.8 billion and 64.0 billion, or 82%, 81% and 79% of our total U.S. equity share volume, for the years ended December 31, 2001, 2000 and 1999, respectively. Since commencing operations in 1995, KS's business has grown rapidly and accounted for 87%, 86% and 86% of our total U.S. equity share volume growth during the years ended December 31, 2001, 2000 and 1999, respectively.

- Knight Capital Markets ("KCM"): Through KCM we are the largest market maker in the Nasdaq InterMarket℠, the over-the-counter market for all NYSE and AMEX listed equity securities. KCM has also experienced increases in U.S. equity share volume since 1995. In addition, KCM has held the #1 market share ranking in trading of securities in the over-the-counter market for NYSE and AMEX listed securities since 1998 as reported by the NASD. KCM's U.S. equity share volume totaled 24.1 billion, 21.2 billion and 17.0 billion, or 18%, 19% and 21% of our total U.S. equity share volume for the years ended December 31, 2001, 2000 and 1999, respectively.

- Knight Roundtable Europe, Ltd. ("KREL"): Through KREL, and its U.K. broker-dealer, Knight Securities International Ltd. ("KSIL"), we provide wholesale market-making services primarily in U.K. equity securities. KSIL also routes U.S. equity orders to KS for execution. Our majority interest in KREL is approximately 85%. The remaining 15% is owned by 21 pan-European and U.S. broker-dealers and banks.

- Knight Securities Japan ("KSJ"): Through KSJ we make markets in equity securities in Japan. We own a majority interest of 60% of the business of KSJ. The remaining 40% is owned by Nikko Cordial Group.

- Knight Financial Products ("KFP"): Through KFP we make markets in listed options on individual equities, equity indices and fixed income futures instruments in the U.S. KFP's U.S. option contract volume amounted to 37.4 million, 21.4 million and 10.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

- Knight Execution Partners ("KEP"): KEP operates a professional options execution services business.

- Deephaven Capital Management ("Deephaven"): Through Deephaven, we perform investment management services and sponsor a private investment fund for institutions and high net worth individuals. Deephaven's total assets under management totaled approximately $1.2 billion, $743.5 million and $314.3 million at December 31, 2001, 2000 and 1999, respectively.

We have two reportable business segments: wholesale securities market-making and asset management. Wholesale securities market-making primarily includes the operations of KS, KCM, KFP, KSIL and KSJ and primarily includes market-making in equity securities listed on Nasdaq, on the OTCBB of the NASD, in the over-the-counter market for NYSE and AMEX listed securities and in options on individual equities, equity indices and fixed income futures instruments in the U.S. The asset management segment includes the operations of Deephaven and consists of investment management and sponsorship of a private investment fund.

Revenues

Our revenues consist principally of net trading revenue from U.S. securities market-making activities. Net trading revenue, which represents trading gains net of trading losses, is primarily affected by changes in U.S. equity trade and share volumes and U.S. option contract volumes, our revenue capture per U.S. equity share and per U.S. option contract, dollar value of U.S. equities and U.S. options traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, volatility in the marketplace, our mix of broker-dealer and institutional clients and by regulatory changes and evolving industry customs and practices.

OTC securities transactions with institutional clients are executed as principal, and all related profits and losses are included within net trading revenue. Listed securities transactions with institutional clients are primarily executed on an agency basis through KS, for which we earn commissions on a per share basis. We also receive fees for providing certain information to market data providers and for directing trades to certain destinations for execution. Commissions and fees are primarily affected by changes in our trade and share volumes in listed securities as well as by changes in fees earned for directing trades to certain destinations for execution.

Asset management fees represent fees earned for sponsoring and managing the investments of a private investment fund. Asset management fees are primarily affected by the rates of return earned on the fund we manage and changes in the amount of assets under management.

We earn interest income from our cash held at banks and cash held in trading accounts at clearing brokers, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by the changes in cash balances held at banks and clearing brokers and the level of securities positions in which we are long compared to our securities positions in which we are short.

Expenses

Our operating expenses largely consist of employee compensation and benefits, payments for order flow and execution and clearance fees. A substantial portion of these expenses vary in proportion to our trading revenue and volume. Employee compensation and benefits expense, which is predominantly profitability based, fluctuates, for the most part, based on changes in net trading revenue, our profitability and our number of employees. Payments for order flow fluctuate based on U.S. equity share and option volume, the mix of market orders and limit orders, the mix of orders received from broker-dealers who accept payments for order flow and changes in our payment for order flow policy. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, option volume, the mix of trades of OTC securities compared to listed securities, clearance fees charged by clearing brokers and fees to access electronic communications networks, commonly referred to as ECNs.

Employee compensation and benefits expense primarily consists of salaries and wages paid to all employees and profitability based compensation, which includes compensation and benefits paid to market-making and sales personnel based on their individual performance, and incentive compensation paid to all other employees based on our overall profitability. Profitability based compensation represented 82%, 79% and 50% of total employee compensation and benefits expense for the years ended December 31, 1999, 2000 and 2001, respectively. We have grown from 803 full time employees at December 31, 1999 to 1,364 and 1,307 full time employees as of December 31, 2000 and 2001, respectively, reaching a high of approximately 1,400 full time employees during 2001. At year-end, approximately 67% of our employees were directly involved in market-making, sales or customer service activities. Compensation for employees engaged in market-making and sales activities, the largest component of employee compensation and benefits, is determined primarily based on a percentage of gross trading profits net of expenses including payments for order flow, execution and clearance costs and overhead allocations. Employee compensation and benefits will, therefore, be affected by changes in payments for order flow, execution and clearance costs and the overhead costs we allocate to employees engaged in market-making and sales activities.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for OTC and listed securities and option contracts, transaction fees paid to exchanges, payments made to third parties for exchange seat leases, execution fees paid to third parties, primarily for executing trades in listed securities on the NYSE and AMEX and for executing orders through ECNs and clearance fees for our international businesses. Due to our equity share and trade volume, we have been able to negotiate favorable rates and volume discounts from clearing brokers and providers of execution services.

Payments for order flow represent customary payments to broker-dealers, in the normal course of business, for directing their order flow in U.S. equity securities and U.S. option contracts to us. We only pay broker-dealers for orders that provide us with a profit opportunity. For example, in our U.S. equities market-making activities, we make payments on market orders and marketable limit orders, but do not pay on non-marketable limit orders. Payments for order flow change as we modify our payment formulas and as our percentage of customers whose policy is not to accept payments for order flow varies.

Communications and data processing expense primarily consists of costs for obtaining market data, telecommunications services and systems maintenance.

Depreciation and amortization expense results from the depreciation of fixed assets and leasehold improvements and the amortization of intangible assets and goodwill, which includes the amortization of goodwill and intangible assets related to our purchases of various options-related businesses as well as contingent consideration resulting from the acquisitions of the listed securities market-making businesses of KCM and Tradetech Securities, L.P. ("Tradetech"), and capitalized software.

Professional fees primarily consist of fees paid to computer programming and systems consultants, as well as legal and other professional fees.

Occupancy and equipment rentals expense primarily consists of rental payments on office and equipment leases.

Business development expense primarily consists of travel, promotional and advertising costs.

Merger related expenses primarily consist of investment banking, legal and accounting costs incurred in connection with our merger with Arbitrade Holdings LLC ("Arbitrade"). This transaction closed in January 2000.

The writedown of assets and lease loss accrual consists of losses related to permanent impairments to outside investments, estimated loss on the disposal of excess real estate and the writedown of fixed assets to estimated market value and other capitalized costs associated with the design of leased property which we do not believe we will fully occupy.

Other expenses primarily consist of administrative expenses and other operating costs such as recruitment fees, regulatory fees and general office expenses.

Income Tax

Before our merger with Arbitrade, Arbitrade (and its two subsidiaries, KFP and Deephaven) was a limited liability company, which was treated as a partnership for tax purposes and its U.S. federal and state income taxes were borne by its individual partners. As such, Arbitrade's historical financial statements only include a provision for non-U.S. income taxes. Subsequent to the merger, Arbitrade's income is subject to federal income taxes and state income taxes. This period is referred to as the post-merger period. Our effective tax rate for the post-merger period and pro forma effective tax rate for all periods before the post-merger period, differ from the federal statutory rate of 35% due to state income taxes, non-deductible foreign losses as well as non-deductible expenses, including the amortization of goodwill resulting from the acquisition of KCM and a portion of business development expenses and merger related expenses.

Certain Factors Affecting Results of Operations

Our results of operations may be materially affected by market fluctuations, regulatory changes and by economic factors. We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors, including, but not limited to, the value of our securities positions and our ability to manage the risks attendant thereto, the volume of our market-making activities, the dollar value of securities traded, volatility in the securities markets, our ability to manage personnel and expenses, our ability to manage our client base, the amount of revenue derived from limit orders as a percentage of net trading revenues, changes in payments for order flow and clearing costs, the addition or loss of sales and trading professionals, legislative, legal and regulatory changes, the amount and timing of capital expenditures, the incurrence of costs associated with acquisitions, investor sentiment, competition, technological changes and events, seasonality and general economic and market conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including (without limitation to) increased market share in our market-making activities and growth in assets under management. If demand for our market-making services declines and we are unable to adjust our cost structure on a timely basis, our operating results and strategic objectives could be materially and adversely affected.

As a result of all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to return to the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to regain our profitability levels on an annual and/or quarterly basis.

Trends

We believe that our business is currently, or may be, impacted by several trends that may affect our financial condition and results of operations. First, the effects of decimalization and the one-penny minimum price variant ("MPV") have resulted in a significant decline in revenue per share in our equities market-making business. This trend has also resulted in a change to our order flow payment policies, resulting in a reduction in payment for order flow. Second, decimalization is beginning to trigger a shift to agency-based business (where capital is not committed) in the equities markets, as declining spreads reduce profits for principal equity trading firms and as firms become more risk-averse in their capital commitments. In 2001, we instituted a commission charge on a very small percentage of institutional equity transactions to more effectively price our capital commitment. Certain competitors have also begun to charge commissions. Third, non-traditional trading venues, such as electronic communications networks ("ECNs") and other alternative trading systems now account for a significant amount of Nasdaq trading volume. Also, direct access trading solutions and application service providers are growing in popularity. Finally, the effects of decimalization and market conditions have resulted in consolidation in the equities and options market-making industries. We expect these trends to continue in 2002.

Market and Economic Conditions in 2001

Market and economic conditions during 2001 were significantly less favorable compared with those experienced during the prior year. For the year 2001, the Nasdaq Composite Index was down 21%, the DJIA was down 7% and the S&P 500 was down 13%. The level of economic activity declined throughout fiscal 2001, as the world's major economies, including the U.S., Japan and Europe, all experienced difficulties. These conditions contributed to sharp declines in the global equity markets, as well as lower levels of investment banking activity and retail investor participation in the financial markets. The terrorist attacks of September 11, 2001 placed additional pressure on the U.S. economy and financial markets in the fourth quarter of 2001. It currently is not clear when these market and economic conditions will improve. These conditions adversely affected our 2001 results of operations, as the net income of each of our two business segments (wholesale securities market-making and asset management) declined from the levels achieved in 2000. Our wholesale securities market-making business recorded lower revenues from its institutional sales and trading activities in 2001 as compared with 2000. The decline in revenues in the asset management business reflected a decrease in performance fees related to a lower investment return for the managed fund.

RESULTS OF OPERATIONS

The following table sets forth the Consolidated Statement of Income Data as a percentage of total revenues:

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Revenues			
Net trading revenue	**82.5%**	92.1%	94.3%
Commissions and fees	**7.0**	2.6	1.8
Asset management fees	**5.4**	3.3	2.2
Interest and dividends, net of interest expense	**3.6**	1.3	1.3
Investment income and other	**1.5**	0.7	0.4
Total revenues	**100.0**	100.0	100.0
Expenses			
Employee compensation and benefits	**36.5**	33.5	30.0
Execution and clearance fees	**17.2**	8.9	10.0
Payments for order flow	**12.0**	13.9	15.5
Communications and data processing	**7.4**	2.6	2.1
Depreciation and amortization	**6.2**	2.0	1.3
Occupancy and equipment rentals	**3.0**	1.5	1.2
Professional fees	**2.2**	1.7	0.9
Business development	**1.7**	1.2	1.1
Merger related costs	**0.0**	0.0	1.1
Writedown of assets and lease loss accrual	**3.0**	0.0	0.0
Other	**2.9**	1.4	0.8
Total expenses	**92.1**	66.7	64.0
Income before income taxes and minority interest	**7.9**	33.3	36.0
Income tax expense	**3.7**	12.7	12.4
Income before minority interest	**4.2**	20.6	23.6
Minority interest in consolidated subsidiaries	**1.4**	0.1	0.0
Net income	**5.6%**	20.7%	23.6%
Pro forma adjustments			
Income before income taxes and minority interest		33.3	36.0
Adjustment for pro forma employee compensation and benefits		0.0	(0.8)
Pro forma income before income taxes and minority interest		33.3	35.2
Pro forma income tax expense		12.7	14.1
Pro forma income before minority interest		20.6	21.1
Minority interest in consolidated subsidiaries		0.1	0.0
Pro forma net income		20.7%	21.1%

YEARS ENDED DECEMBER 31, 2001 AND 2000

In 2001, we had gross revenues of $684.7 million, down from $1,257.3 million in 2000. Our total expenses were $630.4 million, down from $838.8 million in 2000. Our 2001 net income was $38.5 million, resulting in earnings per share ("EPS") on a fully diluted basis of $0.31. This compares to net income of $259.9 million and an EPS of $2.05 on a fully diluted basis in 2000. Our international expansion efforts resulted in an approximate $0.30 charge to our EPS in 2001. During the third quarter of 2001, we had our first ever quarterly loss due to the effects of decimalization, international expansion, seasonality, market conditions and the lost trading days due to the terrorist attacks on September 11th.

Revenues

	2001	2000	Change	% of Change
Trading revenues (millions)	**$ 564.6**	$1,157.5	$(592.9)	(51.2)%
U.S. shares traded (billions)	**135.0**	112.1	23.0	20.5%
U.S. options contracts (millions)	**37.4**	21.4	16.1	75.1%
Revenue capture per U.S. equity share ($)	**0.0032**	0.0092	(0.006)	(64.8)%
Revenue capture per U.S. option contract ($)	**3.37**	6.11	(2.74)	(44.9)%
% of Bulletin Board equity shares of total U.S. equity shares	**47.7%**	37.4%	10.3%	27.5%

As a result of the market and economic conditions in 2001, our net trading revenue from equity security market-making decreased 57.3% to $435.7 million in 2001, from $1,020.9 million in 2000. U.S. equity trading revenue represents the majority of our equity market-making revenue. This decrease in equity trading revenue was primarily due to decreased average revenue capture per U.S. equity share and market conditions. Average revenue capture per U.S. equity share was impacted by a reduction in spreads due to decimalization and the introduction of a one-penny MPV, which allows for trading increments as small as one cent, in the second quarter 2001. Average revenue capture per U.S. equity share decreased to $0.0032 per share in 2001, from $0.0092 per share in 2000. The decrease was offset, in part, due to an increase in U.S. equity share volume. Total U.S. equity share volume increased 20.5% to 135.0 billion U.S. equity shares in 2001, from 112.1 billion U.S. equity shares in 2000. The increase in U.S. equity share volume only partially offset the reduction in net trading revenues from lower revenue capture from equity security market-making, as the majority of the increase resulted from share volume in low-priced Bulletin Board and Pink Sheet stocks which have lower revenue capture opportunity. Net trading revenue from options market-making decreased 5.6% to $128.9 million in 2001, from $136.6 million in 2000. The decrease is primarily due to lower average revenue capture per U.S. option contract due to low volatility and increased competition. Average revenue per U.S. option contract decreased to $3.37 in 2001, from $6.11 in 2000. The decrease was partially offset by the increase in U.S. option contracts executed. Total U.S. option contracts executed increased 75.1% to 37.4 million contracts in 2001, from 21.4 million contracts in 2000. Our U.S. option contract volume was positively impacted by KFP's purchases of additional exchange posts during 2001, which increased our overall options market-making coverage.

Our commissions and fees increased 47.3% to $47.9 million in 2001, from $32.5 million in 2000. This increase is primarily due to payments received by our professional option execution services business, KEP, for directing order executions, as well as higher U.S. equity share volumes from institutional customers in listed securities.

Asset management fees decreased 12.2% to $36.8 million in 2001 from $41.9 million in 2000. The decrease in fees was primarily due to a decrease in fund returns from 33.61% in 2000 to 11.52% in 2001. The decrease was offset, in part, by the increase in funds under management in the Deephaven Market Neutral Master Fund from $743.5 million at December 31, 2000 to $1.2 billion at December 31, 2001.

Our interest income, net of interest expense, increased 54.6% to $24.9 million in 2001, from $16.1 million in 2000. This increase was primarily due to changes in our market-making positions from net long to net short.

Investment income and other income increased 13.1% to $10.4 million in 2001, from $9.2 million in 2000. This increase was primarily due to an increase in benefits received from a state employment incentive grant.

Expenses

Our employee compensation and benefits expense decreased 40.7% to $250.0 million in 2001, from $421.4 million in 2000 (presented on a pro forma basis). As a percentage of total revenue, employee compensation and benefits expense increased to 36.5% in 2001 from 33.5% in 2000. The decrease on a dollar basis was primarily due to decreases in gross trading profits and lower margins offset, in part, by a growth in the number of our employees. The increase on a percentage basis was primarily due to the significantly lower revenues and the decrease in average revenue capture per U.S. equity share and per U.S. option contract as well as an increase for most of the year in our number of employees and severance costs. Due to unfavorable market and economic conditions, employee headcount was reduced and severance costs were incurred. The number of full time employees increased to approximately 1,400 for much of 2001, from 1,364 as of December 31, 2000; however, as of December 31, 2001 total headcount was 1,307. Severance costs related to the decrease in headcount amounted to approximately $5.9 million. Due to decreased net trading revenue and profitability, profitability based compensation decreased 62.7% to $123.8 million in 2001, from $331.8 million on a pro forma basis in 2000. Profitability based compensation represented 49.5% and 78.7% of total compensation and benefits for 2001 and on a pro forma basis in 2000, respectively.

Execution and clearance fees increased 4.7% to $117.5 million in 2001, from $112.2 million in 2000. As a percentage of total revenue, execution and clearance fees increased to 17.2% in 2001 from 8.9% in 2000. The increase on a dollar basis was primarily due to the 75.1% increase in U.S. option contracts executed as well as additional fixed costs in relation to our purchases of additional options trading posts. Execution and clearance fees also increased as a result of our international expansion efforts in Europe and Japan. The increase was partially offset by a 17.8% decrease in U.S. equity trades executed to 117.3 million U.S. equity trades in 2001, from 142.7 million U.S. equity trades in 2000. The increase in execution and clearance fees as a percentage of total revenue was primarily due to the decrease in average revenue capture per U.S. equity trade and per U.S. option contract.

Our payments for order flow decreased 53.1% to $81.9 million in 2001, from $174.6 million in 2000. As a percentage of total revenue, payments for order flow decreased to 12.0% in 2001 from 13.9% in 2000. The decrease in payments for order flow on a dollar basis and as a percentage of total revenue was primarily due to changes in our payment for order flow policy, resulting from decimalization and the introduction of a one-penny MPV, initiated in the second quarter 2001. The decrease was offset, in part, by the 20.5% increase in U.S. equity shares traded in 2001 as well as the fact that payment for order flow in the options marketplace was not introduced until the third quarter of 2000.

Communications and data processing expense increased 54.0% to $50.9 million in 2001, from $33.0 million in 2000. This increase was generally attributable to an increase in the number of employees for most of the year, investment in technology and our international expansion in Europe and Japan. Additionally, communications and data processing expense increased due to the growth in our options trading business, which almost doubled the number of options that it trades.

Our depreciation and amortization expense increased 68.8% to $42.8 million in 2001, from $25.3 million in 2000. This increase was primarily due to the purchase of approximately $50.6 million of additional fixed assets and leasehold improvements during 2001 and the amortization of goodwill and intangible assets primarily related to the acquisition of various options-related businesses.

Occupancy and equipment rentals expense increased 9.6% to $20.5 million in 2001, from $18.7 million in 2000. This increase was primarily attributable to additional leased office space.

Our professional fees decreased 30.1% to $15.1 million in 2001, from $21.5 million in 2000. This decrease was primarily due to decreased consulting expenses related to our investments in technology, our European and Asian expansion efforts as well as decreased other professional fees.

Business development expense decreased 21.5% to $11.6 million in 2001, from $14.8 million in 2000. This decrease was primarily the result of decreased advertising and lower travel and entertainment costs.

For the year ended December 31, 2001, pre-tax non-operating charges of $20.5 million were incurred for the writedown of assets and a lease loss accrual. The charges consist of a $10.7 million non-recurring charge relating to impaired investments in non-public e-commerce companies, $6.8 million related to a writedown of fixed assets and other capitalized costs related to purchases of equipment and costs associated with the design of space for leased property which we do not believe we will fully occupy, $1.4 million related to estimated losses on the disposal of excess real estate and $1.6 million related to the writedown of certain options exchange seats.

Other expenses increased 13.2% to $19.6 million in 2001, from $17.3 million in 2000. This was primarily the result of increased administrative expenses and other operating costs in connection with our options business growth as well as our European and Asian expansion.

Income Tax

Our effective and pro forma effective income tax rates for 2001 and 2000, respectively, differ from the federal statutory rate of 35% due to state income taxes, non-deductible foreign losses as well as non-deductible expenses, including the amortization of goodwill resulting from the acquisition of KCM and a portion of business development expenses. Pro forma income tax rates for 2000 are used because, before our merger with Arbitrade on January 12, 2000, Arbitrade (and its two subsidiaries, KFP and Deephaven) was a limited liability company, which was treated as a partnership for tax purposes and its U.S. federal and state income taxes were borne by its individual partners. Our effective tax rate increased to 46.9% in 2001 from a pro forma effective tax rate in 2000 of 38.3% primarily due to the non-deductible foreign losses incurred in 2001.

YEARS ENDED DECEMBER 31, 2000 AND 1999

In 2000, we had gross revenues of $1,257.3 million, up from $896.6 million in 1999. Our total expenses were $838.8 million, up from $573.7 million in 1999. Our 2000 net income was $259.9 million, resulting in an EPS on a fully diluted basis of $2.05. This compares to net income of $211.3 million and an EPS of $1.68 on a fully diluted basis in 1999. Our international expansion efforts resulted in a $0.05 charge to our EPS in 2000.

Revenues

	2000	1999	Change	% of Change
Trading revenues (millions)	$1,157.5	$ 845.1	$ 312.4	37.0%
U.S. shares traded (billions)	112.1	81.0	31.0	38.3%
U.S. options contracts (millions)	21.4	10.6	10.8	101.6%
Revenue capture per U.S. equity share ($)	0.0092	0.0095	(0.0004)	(3.9)%
Revenue capture per U.S. option contract ($)	6.11	7.02	(0.912)	(13.0)%
% of Bulletin Board equity shares of total U.S. equity shares	37.4%	37.5%	(0.1)%	(0.3)%

Our net trading revenue from equity security market-making increased 32.3% to $1,020.9 million in 2000, from $771.4 million in 1999. This increase was primarily due to higher U.S. equity share volume, particularly in OTC securities. U.S. equity trading revenue represents the majority of our equity market-making revenue. Total U.S. equity share volume increased 38.3% to 112.1 billion shares in 2000, from 81.0 billion shares in 1999. The effect of this increase was offset, slightly, by the decrease in average revenue capture per U.S. equity share which decreased from $0.0095 per U.S. equity share in 1999 to $0.0092 per U.S. equity share in 2000. Net trading revenue from options market-making increased 85.4% to $136.6 million in 2000, from $73.7 million in 1999. The increase is due to higher U.S. option contract volume, offset by lower average revenue capture per U.S. option contract. Total U.S. option contract volume was positively impacted by KFP's purchases of additional exchange posts during 2000, which increased our options market-making coverage. Total U.S. option contract volume increased 101.6% to 21.4 million contracts in 2000, from 10.6 million contracts in 1999. The increase was partially offset by the decrease in average revenue capture per U.S. option contract, which decreased to $6.11 in 2000, from $7.02 in 1999.

Commissions and fees increased 98.0% to $32.5 million in 2000, from $16.4 million in 1999. This increase is primarily due to higher U.S. equity share volumes from institutional customers in listed securities, higher fees for providing certain information to market data providers and for directing trades to certain destinations for execution.

Our asset management fees increased 110.2% to $41.9 million in 2000 from $19.9 million in 1999. The increase in fees was primarily due to an increase in fund returns from 21.08% in 1999 to 33.61% in 2000. Additionally, there was an increase in funds under management from $314.3 million at December 31, 1999 to $743.5 million at December 31, 2000.

Interest income, net of interest expense, increased 35.0% to $16.1 million in 2000, from $11.9 million in 1999. This increase was primarily due to larger cash balances held at banks and our clearing brokers.

Investment income and other income increased 191.9% to $9.2 million in 2000, from $3.2 million in 1999. This increase was primarily due to an increase in income from our investments, primarily our investments in the private investment fund that we sponsor and manage.

Expenses

Pro forma employee compensation and benefits expense increased 52.3% to $421.4 million in 2000, from $276.8 million in 1999. As a percentage of total revenue, pro forma employee compensation and benefits expense increased to 33.5% in 2000 from 30.8% in 1999. The increase on a dollar basis was primarily due to increases in gross trading revenue and growth in our number of employees. The increase on a percentage basis is primarily due to an increase in our number of employees and the decrease in average revenue capture per U.S. equity share and U.S. option contract. Due to increased net trading revenue and profitability, pro forma profitability based compensation increased 46.4% to $331.8 million in 2000, from $226.6 million in 1999. The number of employees increased to 1,364 employees as of December 31, 2000, from 803 employees as of December 31, 1999.

Execution and clearance fees increased 25.3% to $112.2 million in 2000, from $89.6 million in 1999. As a percentage of total revenue, execution and clearance fees decreased to 8.9% in 2000 from 10.0% in 1999. The increase on a dollar basis was primarily due to a 57.4% increase in U.S. equity trades executed to 142.7 million U.S. equity trades in 2000, from 90.7 million U.S. equity trades in 1999 and the 101.6% growth in U.S. options contracts executed. The increase on a dollar basis was offset, in part, by a decrease in clearance rates charged by clearing brokers and volume discounts. The decrease in execution and clearance fees as a percentage of total revenue was primarily due to the decrease in clearance rates charged by clearing brokers, volume discounts and growth in the volume of OTC securities transactions.

Payments for order flow increased 25.9% to $174.6 million in 2000, from $138.7 million in 1999. As a percentage of total revenue, payments for order flow decreased to 13.9% in 2000 from 15.5% in 1999. The increase in payments for order flow on a dollar basis was primarily due to the 38.3% increase in U.S. equity shares traded in 2000 and the introduction of payments for order flow for options during the third quarter of 2000. The decrease in payments for order flow as a percentage of total revenue was primarily due to increases in our institutional, asset management and options revenues, respectively, which have less payments for order flow associated with them.

Communications and data processing expense increased 74.3% to $33.0 million in 2000, from $18.9 million in 1999. This increase was generally attributable to higher trading volumes, a growth in our options business and an increase in the number of employees.

Depreciation and amortization expense increased 122.3% to $25.3 million in 2000, from $11.4 million in 1999. This increase was primarily due to the purchase of approximately $71.0 million of additional fixed assets and leasehold improvements during 2000 and the amortization of goodwill and intangible assets primarily related to the acquisition of the listed securities market-making businesses of KCM and Tradetech and various options-related businesses.

Occupancy and equipment rentals expense increased 75.1% to $18.7 million in 2000, from $10.7 million in 1999. This increase was primarily attributable to additional office space and increased computer equipment lease expense.

Professional fees increased 172.9% to $21.5 million in 2000, up from $7.9 million in 1999. This increase was primarily due to increased consulting expenses related to our investments in technology, our European and Asian expansion efforts as well as legal and other professional fees.

Business development expense increased 43.8% to $14.8 million in 2000, from $10.3 million in 1999. This increase was primarily the result of increased advertising and higher travel and entertainment costs consistent with the growth in our business and our increased focus on the institutional sales business.

Merger related expenses primarily consist of investment banking, legal and accounting costs incurred during 1999 in connection with our merger with Arbitrade Holdings LLC. This transaction closed in January 2000.

Other expenses increased 145.2% to $17.3 million in 2000, from $7.1 million in 1999. This was primarily the result of increased administrative expenses and other operating costs in connection with our overall business growth.

Income Tax

Our effective and pro forma effective income tax rates for 2000 and 1999, respectively, differ from the federal statutory rate of 35% due to state income taxes, as well as non-deductible expenses, including the amortization of goodwill resulting from the acquisition of KCM and a portion of business development expenses. Our pro forma effective tax rate declined to 38.3% in 2000 from a pro forma effective tax rate of 40.2% in 1999 primarily due to lower state and local income taxes.

LIQUIDITY

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our initial public and follow-on stock offerings. As of December 31, 2001, we had $3.2 billion in assets, 91% of which consisted of cash or assets readily convertible into cash, principally receivables from clearing brokers and securities owned. Receivables from clearing brokers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq and on the NYSE and AMEX markets and listed options contracts that trade on national exchanges. In addition to our cash and assets readily convertible into cash, at December 31, 2001, we had a $50.9 million investment in the private investment fund that we sponsor and manage. This investment can be liquidated upon request with no advance notice. At December 31, 2001 the Company had net liquid assets, which consists of net assets readily convertible into cash, of approximately $594.4 million.

Net income plus depreciation and amortization was $81.3 million, $284.3 million and $199.9 million during 2001 and the years ended 2000 and 1999, respectively (stated on a pro forma basis). Depreciation and amortization expense, which related to fixed assets, goodwill and intangible assets, was $42.8 million, $25.3 million and $11.4 million during 2001, 2000 and 1999, respectively. Capital expenditures were $50.6 million in 2001, $71.0 million in 2000 and $19.4 million in 1999, or 7.4%, 5.6% and 2.2% of total revenues in each year, respectively. Capital expenditures in 2001 primarily related to the purchase of data processing and communications equipment, as well as leasehold improvements and additional office facilities to support our growth. In acquiring fixed assets, particularly technology equipment, we make a decision about whether to lease such equipment or purchase it outright based on a number of factors including its estimated useful life, obsolescence and cost.

Strategic investments and acquisition expenditures were $15.3 million, $58.9 million, and $17.3 million during 2001, 2000 and 1999, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and trading post acquisitions in support of the development and growth of our business. We also made investments in Deephaven's private investment fund of $38.3 million and $19.4 million in 2001 and 1999, respectively. A redemption of $13.8 million was made from the Deephaven private investment fund in 2000. Our Deephaven investment can be liquidated upon request with no advance notice. Additionally, we made cash payments of $6.3 million and $6.0 million in 2000 and 1999, respectively, in connection with our acquisitions of the listed securities market-making businesses of KCM in 1995 and Tradetech in 1997. These arrangements ended during 2000. The aggregate minimum rental commitments for 2002 are $22.4 million.

We have no debt at December 31, 2001 nor do we currently have any debt commitments for 2002. We do not anticipate that we will need to incur debt to meet our 2002 capital expenditure and operating needs.

As registered broker-dealers and market makers, KS, KCM, KFP and KEP are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including KS, KCM, KFP and KEP, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 2001, KS had net capital of $238.9 million, which was $236.2 million in excess of its required net capital of $2.7 million, KCM had net capital of $56.1 million, which was $54.8 million in excess of its required net capital of $1.3 million, KFP had net capital of $38.3 million, which was $38.0 million in excess of its required net capital of $250,000 and KEP had net capital of $2.1 million, which was $2.0 million in excess of its required net capital of $141,531. Additionally, our foreign subsidiaries in London and Japan are subject to capital adequacy requirements of the Financial Services Authority in the United Kingdom and the Financial Supervisory Agency in Japan, respectively. As of December 31, 2001, we were in compliance with the capital adequacy requirements of all of our foreign subsidiaries.

We currently anticipate that available cash resources and credit facilities will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve higher degree of judgment.

MARKET-MAKING ACTIVITIES – Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks and listed options contracts, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

GOODWILL AND INTANGIBLE ASSETS – The useful lives of goodwill and intangible assets are determined upon acquisition. Goodwill and intangible assets are amortized over their respective lives. Impairment of the amounts recorded as goodwill and intangible assets as well as their useful lives are tested, at a minimum, on an annual basis.

INVESTMENTS – Investments include strategic ownership interests of less than 20% in publicly and non-publicly traded companies which are accounted for under the equity method or the cost basis of accounting. Additionally included is the investment in the private investment fund for which the Company is the investment manager and sponsor. The underlying investments in this private investment fund are carried at market value. Investments are reviewed on an ongoing basis to ensure that the valuation is reasonable.

WRITEDOWN OF FIXED ASSETS – Writedowns for fixed assets are recognized when it is determined that the carrying amount of the fixed asset is not recoverable or has been impaired. The amount of the writedown is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining recoverability and impairment, an estimated price is obtained through research and inquiry of the market.

LEASE LOSS ACCRUAL – It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed, and costs related to the excess capacity are accrued for.

Recently Issued Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133.* In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which is an amendment to SFAS No. 133 and is effective concurrently with SFAS No. 137. We adopted the provisions of SFAS Nos. 133, 137 and 138 as of January 1, 2001. The adoption of these statements did not have a material impact on our financial statements.

In September 2000, the FASB issued SFAS No. 140, *Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125*. This statement resets accounting standards for differentiating between securitizations and other transfers of financial assets that are sales from transfers that are secured borrowings. We adopted certain provisions of SFAS No. 140 as of December 31, 2000, which did not have a material impact on our financial statements. We adopted the remaining provisions of SFAS No. 140 as of April 1, 2001, which did not have a material impact on our financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*. This statement requires that companies account for all business combinations initiated after June 30, 2001 using the purchase method of accounting. Business combinations completed before June 30, 2001 originally accounted for under the pooling of interest method will continue to be accounted for under that method. This statement also addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We adopted the provisions of SFAS No. 141 as of July 1, 2001. The adoption of this statement did not have an impact on our financial statements.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and certain intangible assets with an indefinite useful life will no longer be amortized, but will be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The useful lives and any impairment of other intangible assets will also be tested at least annually. We adopted the provisions of SFAS No. 142 effective January 1, 2002. The Company is currently evaluating the effects, if any, of impairment of goodwill. The Company expects that the elimination of the amortization of goodwill and intangible assets with indefinite lives will decrease operating expenses by approximately $6.4 million in 2002.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement establishes standards for financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted the provisions of SFAS No. 143 effective January 1, 2002 and do not believe that the adoption of this statement will have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*. SFAS No. 144 establishes a single model for accounting for the impairment or disposal of long-lived assets. We adopted the provisions of SFAS No. 144 effective January 1, 2002 and do not believe that the adoption of this statement will have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

We employ automated proprietary trading and risk management systems which provide real-time risk management and inventory control. We monitor our risks by a constant review of trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals, appropriate risk measures and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2001 and 2000 was $152.8 million and $256.4 million, respectively, in long positions and $153.6 million and $70.0 million, respectively, in short positions. Additionally, at December 31, 2001, we have $137.5 million in long positions and $70.5 million in short positions in accounts managed by Deephaven. The potential change in fair value, using a hypothetical 10.0% decline in prices, is estimated to be a $6.6 million loss and a $18.6 million loss as of December 31, 2001 and 2000, respectively, due to the offset of losses in long positions with gains in short positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and exchange-listed market making business).

FOR THE YEARS ENDED DECEMBER 31,	**2001**		2000		1999	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	**$263,363,432**	**$ 15,983,285**	$315,072,743	$ 62,933,087	$193,579,372	$ 22,266,851
Highest month-end	**518,042,400**	**70,961,224**	511,802,399	186,379,465	398,804,534	51,252,815
Lowest month-end	**200,780,312**	**(41,878,074)**	217,495,778	(57,737,157)	147,263,084	(22,736,612)

In the normal course of our options market-making business, we maintain inventories of options, futures and equities. Our main exposure is from equity price and volatility risk. We manage these exposures by constantly monitoring and diversifying our exposures and position sizes and establishing offsetting hedges. Our market-making staff and trading room managers continuously manage our positions and our risk exposures. Our systems incorporate trades and update our risk profile using options pricing models on a real-time basis.

Our proprietary options risk management system allows us to stress test our portfolio on a real-time basis. On a daily basis, risk reports are distributed to senior management and the firm's risk managers who incorporate this information in our daily market-making decisions. These reports identify potential exposures in terms of options and futures on individual securities and index contracts, organized in different ways such as industry sectors, under extreme price and volatility movements. At December 31, 2001, 10% movements in volatility and stock prices on our entire equity options and equity index options portfolios, which contain the majority of our market risk, would have resulted in approximately the following gains (losses) in our options market making portfolio:

	Change in Stock Prices		
Change in Volatility	−10%	None	+10%
+10%	$5.6 million	$ 1.4 million	$12.3 million
None	5.2 million	–	10.2 million
−10%	5.0 million	(1.3 million)	7.9 million

This stress analysis covers positions in options and futures, underlying securities and related hedges. The 10% changes in stock prices and volatility in the chart to the left make the assumption of a universal 10% movement in all of our underlying positions. The analysis also includes a number of estimates that we believe to be reasonable, but cannot assure that they produce an accurate measure of future risk.

For working capital purposes, we invest in money market funds, commercial paper, government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as cash equivalents and receivable from clearing brokers, respectively, in the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

The following table sets forth certain unaudited consolidated quarterly statement of income data and certain unaudited consolidated quarterly operating data for the years ended December 31, 2001 and 2000. In the opinion of our management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this annual report and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto appearing elsewhere in this annual report. The results of any quarter are not necessarily indicative of results for any future period.

QUARTER ENDED	**Dec. 31, 2001**	**Sept. 30, 2001**	**June 30, 2001**	**Mar. 31, 2001**	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	Mar. 31, 2000
in thousands								
Revenues								
Net trading revenue	**$139,106**	**$103,039**	**$135,030**	**$187,454**	$223,116	$165,106	$282,515	$486,778
Commissions and fees	**11,317**	**9,688**	**12,426**	**14,512**	13,255	5,877	5,998	7,418
Asset management fees	**4,978**	**10,471**	**8,588**	**12,720**	10,857	10,013	11,241	9,774
Interest and dividends, net of interest expense	**4,332**	**6,599**	**8,709**	**5,309**	2,865	5,653	4,112	3,507
Investment income and other	**2,587**	**1,142**	**1,053**	**5,651**	1,235	1,216	3,262	3,512
Total revenues	**162,320**	**130,939**	**165,806**	**225,646**	251,328	187,865	307,128	510,989
Expenses								
Employee compensation and benefits/pro forma employee compensation and benefits[1]	**58,002**	**53,636**	**58,638**	**79,695**	86,377	57,308	102,286	175,466
Execution and clearance fees	**30,729**	**26,645**	**30,096**	**30,049**	28,623	24,476	28,917	30,222
Payments for order flow	**17,610**	**14,413**	**20,200**	**29,718**	39,738	37,270	38,319	59,318
Communications and data processing	**11,392**	**13,237**	**13,396**	**12,831**	10,737	8,057	7,105	7,126
Depreciation and amortization	**11,548**	**10,620**	**10,368**	**10,223**	8,244	7,375	5,501	4,215
Occupancy and equipment rentals	**6,799**	**4,144**	**4,586**	**5,011**	5,930	5,405	4,314	3,093
Professional fees	**2,207**	**3,681**	**3,510**	**5,654**	5,043	5,844	6,107	4,532
Business development	**1,751**	**2,392**	**4,105**	**3,370**	4,245	2,438	2,884	5,239
Writedown of assets and lease loss accrual	**2,343**	**6,624**	**11,572**	**–**	–	–	–	–
Other	**3,699**	**5,659**	**4,271**	**5,943**	4,824	5,168	2,304	4,996
Total expenses	**146,080**	**141,051**	**160,742**	**182,494**	193,761	153,341	197,737	294,207
Income before income taxes and minority interest	**16,240**	**(10,112)**	**5,064**	**43,152**	57,567	34,524	109,391	216,782
Income tax expense/pro forma income tax expense[2]	**5,052**	**(1,129)**	**3,556**	**17,982**	22,976	14,110	41,906	81,098
Income before minority interest	**11,188**	**(8,983)**	**1,508**	**25,170**	34,591	20,414	67,485	135,684
Minority interest in consolidated subsidiaries	**(2,289)**	**(3,311)**	**(2,295)**	**(1,747)**	(659)	(178)	–	–
Net income/pro forma net income	**$ 13,477**	**$ (5,672)**	**$ 3,803**	**$ 26,917**	$ 35,250	$ 20,592	$ 67,485	$135,684
Other Operating Data								
Total U.S. equity shares traded (in millions)	**43,100**	**31,422**	**34,066**	**26,451**	24,797	21,922	21,517	43,817
Total U.S. equity trades executed	**30,900**	**24,414**	**31,804**	**30,177**	33,957	31,419	33,285	44,069
Average daily U.S. equity trades	**483**	**414**	**505**	**487**	539	499	528	700
Average daily net U.S. equities trading revenues	**$ 1,777**	**$ 1,162**	**$ 1,697**	**$ 2,342**	$ 2,905	$ 2,269	$ 3,893	$ 7,209
Total U.S. option contracts executed	**9,827**	**8,677**	**10,486**	**8,450**	8,250	5,131	4,473	3,527

Certain prior quarter amounts have been reclassified to conform to current year presentation.

(1) Before our merger, Arbitrade was a limited liability company and compensation and benefits to Arbitrade's members was accounted for as distributions of members' equity. Pro forma compensation expense was computed as 15% of the before-tax profits earned by Arbitrade for the period ended January 12, 2000, the date of the merger.

(2) Before our merger with Arbitrade, Arbitrade was a limited liability company and was not subject to income taxes. Of the $81,098 in income taxes for the quarter ended March 31, 2000, $643 represents pro forma income taxes for the period from January 1, 2000 through January 12, 2000, and $80,455 represents actual income taxes for the period from January 13, 2000 through March 31, 2000. The income tax amounts for subsequent quarters represent actual income taxes. See Note 15 of the Notes to Consolidated Financial Statements.

DECEMBER 31,	2001	2000
Assets		
Cash and cash equivalents	**$ 361,294,311**	$ 364,057,534
Securities owned, held at clearing broker, at market value	**1,754,482,505**	1,799,966,679
Receivable from brokers and dealers	**820,103,479**	114,047,275
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $67,505,292 in 2001 and $34,969,580 in 2000	**90,125,704**	79,014,393
Goodwill and intangible assets, less accumulated amortization of $25,364,234 in 2001 and $16,871,280 in 2000	**51,899,985**	45,239,177
Investments	**92,665,597**	64,917,975
Other assets	**56,115,374**	54,166,139
Total assets	**$3,226,686,955**	$2,521,409,172
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at market value	**$2,039,355,967**	$1,427,214,323
Payable to brokers and dealers	**227,526,691**	184,269,478
Accrued compensation expense	**65,121,718**	62,444,645
Accrued execution and clearance fees	**10,271,164**	6,092,754
Accrued payments for order flow	**5,594,935**	12,117,998
Accounts payable, accrued expenses and other liabilities	**22,286,928**	30,093,885
Income taxes payable	**1,624,319**	4,813,771
Total liabilities	**2,371,781,722**	1,727,046,854
Minority interest in consolidated subsidiaries	**20,648,809**	20,175,872
Commitments and contingent liabilities (Notes 12 and 17)		
Stockholders' equity		
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 124,158,570 shares issued and outstanding at December 31, 2001 and 123,290,780 shares issued and outstanding at December 31, 2000	**1,241,586**	1,232,908
Additional paid-in capital	**335,796,119**	309,611,248
Retained earnings	**504,472,861**	465,947,294
Unamortized stock-based compensation	**(672,763)**	–
Accumulated other comprehensive income (loss) – foreign currency translation adjustments, net of tax	**(6,581,379)**	(2,605,004)
Total stockholders' equity	**834,256,424**	774,186,446
Total liabilities and stockholders' equity	**$3,226,686,955**	$2,521,409,172

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,	**2001**	2000	1999
Revenues			
Net trading revenue	**$564,630,212**	$1,157,515,897	$845,105,365
Commissions and fees	**47,942,570**	32,547,907	16,439,090
Asset management fees	**36,756,865**	41,883,882	19,921,092
Interest and dividends, net of interest expense	**24,949,310**	16,137,298	11,949,821
Investment income and other	**10,433,418**	9,224,764	3,160,075
Total revenues	**684,712,375**	1,257,309,748	896,575,443
Expenses			
Employee compensation and benefits	**249,971,154**	421,169,673	269,223,837
Execution and clearance fees	**117,518,622**	112,238,423	89,575,394
Payments for order flow	**81,941,538**	174,645,438	138,696,691
Communications and data processing	**50,856,148**	33,025,036	18,944,361
Depreciation and amortization	**42,759,165**	25,335,639	11,395,735
Occupancy and equipment rentals	**20,540,053**	18,741,887	10,706,397
Professional fees	**15,052,273**	21,526,495	7,889,198
Business development	**11,617,364**	14,806,302	10,294,545
Merger related costs	**–**	–	9,969,295
Writedown of assets and lease loss accrual	**20,538,652**	–	–
Other	**19,572,254**	17,289,411	7,050,073
Total expenses	**630,367,223**	838,778,304	573,745,526
Income before income taxes and minority interest	**54,345,152**	418,531,444	322,829,917
Income tax expense	**25,461,246**	159,446,394	111,545,941
Income before minority interest	**28,883,906**	259,085,050	211,283,976
Minority interest in consolidated subsidiaries	**9,641,661**	836,952	–
Net income	**$ 38,525,567**	$ 259,922,002	$211,283,976
Basic earnings per share	**$ 0.31**	$ 2.12	$ 1.75
Diluted earnings per share	**$ 0.31**	$ 2.05	$ 1.68
Shares used in basic earnings per share (see Note 13)	**123,796,181**	122,520,733	120,821,710
Shares used in diluted earnings per share (see Note 13)	**125,758,863**	126,863,316	125,755,430

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001	Class A Common Stock Shares	Amount
Balance, January 1, 1999	108,629,369	$1,086,294
Net income	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Net proceeds from stock offering	4,849,440	48,494
Conversion of Class B Common Stock into Class A Common Stock	7,885,396	78,854
Capital contributions from members of pooled entity	–	–
Capital distributions to members of pooled entity	–	–
Stock options exercised	757,265	7,573
Income tax benefit – stock options exercised	–	–
Balance, December 31, 1999	122,121,470	1,221,215
Net income	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Stock options exercised	1,169,310	11,693
Income tax benefit – stock options exercised	–	–
Balance, December 31, 2000	123,290,780	1,232,908
Net income	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Stock options exercised	795,550	7,956
Issuance of restricted stocks	72,240	722
Income tax benefit – stock options exercised	–	–
Amortization of restricted stock	–	–
Capital contributions from minority investors	–	–
Balance, December 31, 2001	**124,158,570**	**$1,241,586**

The accompanying notes are an integral part of these consolidated financial statements.

Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Unamortized Stock-Based Compensation	Other Comprehensive Income	Total
Shares	Amount					
7,885,396	$ 78,854	$174,906,189	$ 29,810,681	$ –	$ –	$205,882,018
–	–	–	211,283,976	–	–	211,283,976
–	–	–	–	–	17,574	17,574
						211,301,550
–	–	80,171,043	–	–	–	80,219,537
(7,885,396)	(78,854)	–	–	–	–	–
–	–	21,100,568	–	–	–	21,100,568
–	–	–	(35,069,365)	–	–	(35,069,365)
–	–	5,477,629	–	–	–	5,485,202
–	–	10,311,592	–	–	–	10,311,592
–	–	291,967,021	206,025,292	–	17,574	499,231,102
–	–	–	259,922,002	–	–	259,922,002
–	–	–	–	–	(2,622,578)	(2,622,578)
						257,299,424
–	–	8,645,304	–	–	–	8,656,997
–	–	8,998,923	–	–	–	8,998,923
–	–	309,611,248	465,947,294	–	(2,605,004)	774,186,446
–	–	–	38,525,567	–	–	38,525,567
–	–	–	–	–	(3,976,375)	(3,976,375)
						34,549,192
–	–	5,639,442	–	–	–	5,647,398
–	–	845,640	–	(845,640)	–	722
–	–	2,612,132	–	–	–	2,612,132
–	–	–	–	172,877	–	172,877
–	–	17,087,657	–	–	–	17,087,657
–	**$ –**	**$335,796,119**	**$504,472,861**	**$(672,763)**	**$(6,581,379)**	**$834,256,424**

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Cash flows from operating activities			
Net income	**$ 38,525,567**	$ 259,922,002	$ 211,283,976
Adjustments to reconcile net income to net cash provided by operating activities			
Income tax credit from stock options exercised	**2,612,132**	8,998,923	10,311,592
Issuance of restricted stock to employees	**722**	–	–
Depreciation and amortization	**42,759,165**	25,335,639	11,395,735
Amortization of stock based compensation	**172,877**	–	–
Minority interest in losses of consolidated subsidiary	**(9,641,661)**	(836,952)	–
Writedown of assets and lease loss accrual	**20,538,652**	–	–
(Increase) decrease in operating assets			
Securities owned	**45,484,174**	(889,733,763)	(498,944,733)
Receivable from brokers and dealers	**(706,056,204)**	101,375,933	(107,886,202)
Other assets	**(3,520,748)**	(35,718,592)	(11,858,208)
Increase (decrease) in operating liabilities			
Securities sold, not yet purchased	**612,141,644**	706,295,310	392,748,376
Securities sold under agreements to repurchase	**–**	(10,409,736)	(781,264)
Payable to brokers and dealers	**43,257,213**	24,326,460	100,162,267
Accrued compensation expense	**2,677,073**	5,210,037	34,117,054
Accounts payable, accrued expenses and other liabilities	**(14,759,748)**	(26,734,175)	26,594,351
Accrued execution and clearance fees	**4,178,410**	(2,278,302)	1,472,961
Accrued payments for order flow	**(6,523,063)**	(1,860,856)	5,306,186
Income taxes payable	**(3,189,452)**	(11,179,166)	13,707,317
Net cash provided by operating activities	**68,656,753**	152,712,762	187,629,408
Cash flows from investing activities			
Purchases of fixed assets and leasehold improvements	**(50,611,876)**	(71,031,773)	(19,370,770)
(Investment in)/redemptions from Deephaven-sponsored private investment fund	**(38,313,572)**	13,788,223	(19,357,725)
Strategic investments and acquisitions	**(15,344,181)**	(58,850,150)	(17,317,951)
Payment of contingent consideration	**–**	(6,284,903)	(5,953,219)
Net cash used in investing activities	**(104,269,629)**	(122,378,603)	(61,999,665)
Cash flows from financing activities			
Repayment of short term loan	**–**	–	(11,016,766)
Proceeds from issuance of common stock	**–**	–	80,219,537
Stock options exercised	**5,647,398**	8,656,997	5,485,202
Minority interest in consolidated subsidiary	**27,202,255**	21,012,824	–
Capital distributions to members of KFP	**–**	–	(13,968,797)
Net cash provided by financing activities	**32,849,653**	29,669,821	60,719,176
(Decrease) increase in cash and cash equivalents	**(2,763,223)**	60,003,980	186,348,919
Cash and cash equivalents at beginning of period	**364,057,534**	304,053,554	117,704,635
Cash and cash equivalents at end of period	**$ 361,294,311**	$ 364,057,534	$ 304,053,554
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 23,274,594**	$ 40,643,281	$ 9,070,476
Cash paid for income taxes	**$ 33,664,468**	$ 175,180,680	$ 98,376,867

Supplemental information pertaining to noncash investing and financing activities:
During 1999, all outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Knight Trading Group, Inc. (the "Company") and its subsidiaries operate in securities market-making and asset management business lines. Knight Securities ("KS") operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded in the Nasdaq stock market and on the OTC Bulletin Board. Knight Capital Markets ("KCM," formerly Trimark Securities) operates as a market maker in the Nasdaq Intermarket, the over-the-counter market for New York Stock Exchange (NYSE)- and American Stock Exchange (AMEX)-listed securities. Additionally, the Company makes markets in equity securities in Europe and Japan. Knight Financial Products ("KFP") makes markets in options on individual equities, equity indices and fixed income futures instruments in the U.S. The Company also operates a professional option execution services business through Knight Execution Partners ("KEP"). KS, KCM, KFP and KEP are registered as broker-dealers with the Securities and Exchange Commission ("SEC" or the "Commission"). Additionally, KS and KCM are members of the National Association of Securities Dealers, Inc. ("NASD"). KFP is a member of the Chicago Board Options Exchange as well as the American Stock Exchange, the Pacific Exchange, the Philadelphia Stock Exchange and the International Stock Exchange. The Company also maintains an asset management business for institutions and high net worth individuals through its Deephaven subsidiary.

In the first quarter of 2001, the Company began its Knight Roundtable Europe venture. Currently, 21 broker-dealers and banks from Europe and the United States own an approximate 15% minority interest in the venture. The venture owns and operates Knight Securities International, Ltd. ("KSIL"), which provides execution services for European investors in European and U.S. equities. In the third quarter of 2000 the Company established a joint venture operation of which it owns 60%, called Knight Securities Japan ("KSJ"), with Nikko Cordial Group to provide wholesale market-making services in Japanese equity securities.

The Company was organized in January 2000 as the successor to the business of its predecessor, Knight/Trimark Group, Inc. (the "Predecessor"). The Predecessor was organized in April 1998 as the successor to the business of Roundtable Partners, L.L.C. ("Roundtable"). Roundtable was organized in March 1995 to own and operate the securities market-making businesses of the predecessors to KS and KCM. In May 2000, the Company changed its name from Knight/Trimark Group, Inc. to Knight Trading Group, Inc.

On January 12, 2000, the Company completed a merger (the "Merger") with Arbitrade Holdings LLC ("Arbitrade"). The transaction resulted in the Company, a newly formed parent holding company, issuing shares on a tax-free basis to holders of the Predecessor's common stock and to the owners of Arbitrade. Following the transaction, the Predecessor and Arbitrade became subsidiaries of the Company, which assumed the name Knight/Trimark Group, Inc. and became the publicly traded Nasdaq company under the same ticker symbol as the Predecessor (NITE). Arbitrade's options market-making unit subsequently changed its name to Knight Financial Products. The transaction was accounted for as a pooling of interest and, as such, the historical financial statements have been restated to account for the merger on a retroactive basis.

NOTE 2: REORGANIZATION, PUBLIC STOCK OFFERINGS AND STOCK SPLIT

On February 25, 1999, the Company sold 20,700,000 shares of Class A Common Stock at a price to the public of $17.50 per share. Of those shares, 4,849,440 were sold by Knight/Trimark, generating net offering proceeds, after deducting underwriting discounts and commissions and offering expenses, of approximately $80.2 million. An additional 15,850,560 shares were sold by selling shareholders.

In April 1999, the Company's Board of Directors approved a two-for-one stock split of the Company's Class A and Class B Common Stock. Shareholders of record as of the close of business on April 30, 1999 received, in the form of a stock dividend, one additional share for each share held by them. On May 14, 1999, the transfer agent distributed the additional shares. All share and per share amounts presented in this document have been adjusted to reflect the stock split.

In connection with the Merger, the Company issued 10,505,001 shares of Class A Common Stock to the former shareholders of Arbitrade.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and form of presentation

The accompanying consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and cash equivalents

Cash equivalents represent money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Investments

Investments on the Consolidated Statements of Financial Condition includes strategic ownership interests of less than 20% in publicly and non-publicly traded companies which are accounted for under the equity method or the cost basis of accounting. The equity method of accounting is used for investments in limited partnerships. Investments also include the Company's investments in the private investment fund for which the Company is the investment manager and sponsor. Investments are reviewed on an ongoing basis to ensure that the valuations have not been impaired.

Market-making activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks and listed options contracts are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. Payments for order flow represent payments to other broker-dealers for directing their order executions to the Company. The Company records interest income net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Interest expense incurred during 2001, 2000 and 1999 amounted to approximately $23.0 million, $40.9 million and $11.9 million, respectively.

Asset management fees

The Company earns asset management fees for sponsoring and managing the investments of a private investment fund. Such fees are recorded monthly as earned and are calculated as a percentage of the fund's monthly net assets, plus a percentage of a new high net asset value, as defined, for any six-month period ended June 30th or December 31st. A new high net asset value is generally defined as the amount by which the net asset value of the fund exceeds the greater of either the highest previous net asset value in the fund, or the net asset value at the time each investor made his purchase.

Securities borrowed/loaned

Securities borrowed and securities loaned, which are included in receivable from and payable to brokers and dealers, are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Substantially all of the Company's securities borrowed and securities loaned transactions are conducted with banks and other securities firms.

Foreign currencies

The functional currency of the Company's consolidated foreign subsidiaries are the U.S. dollar, the British Pound and the Japanese Yen. Assets and liabilities in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. The foreign exchange gains and losses resulting from translation of financial statements of a subsidiary whose functional currency is not the U.S. dollar are included as a separate component of stockholders' equity in the Consolidated Statements of Financial Condition. Gains or losses resulting from foreign currency transactions are included in Investment income and other in the Consolidated Statements of Income.

Depreciation, amortization and occupancy

Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the related office lease. The Company records rent expense on a straight-line basis over the life of the lease. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes software over its estimated useful life of three years.

Lease loss accrual

It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed, and costs related to the excess capacity are accrued for.

Income taxes

Income tax expense in the Consolidated Statements of Income represents income taxes incurred for the years ended December 31, 2001, 2000 and 1999. Before the Merger, Arbitrade was a limited liability company which was treated as a partnership for tax purposes and its federal and state income taxes were borne by individual partners. As such, Arbitrade's historical financial statements only include a provision for non-U.S. income taxes. Subsequent to the Merger, Arbitrade's income is subject to federal and state income taxes.

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Estimated fair value of financial instruments

The Company's securities owned and securities sold, not yet purchased are carried at market value. Fair value for securities owned and securities sold, not yet purchased, is estimated using market quotations available from major securities exchanges and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Minority interest

Minority interest represents minority owners' share of net income or losses and equity in two of the Company's consolidated subsidiaries, KSIL and KSJ.

Accounting for derivatives

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement established accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. In June 1999, the FASB issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133 – an amendment of FASB Statement No. 133.* In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which is an amendment to SFAS No. 133 and is effective concurrently with SFAS No. 137. The Company adopted the provisions of SFAS No. 133, 137 and 138 as of January 1, 2001. The Company's derivative financial instruments are all held for trading purposes and historically have been carried at fair value. As such, the adoption of these statements did not have a material impact on the Company's financial statements.

Restricted stock

The Company records the fair market value of shares associated with restricted stock awards as unamortized stock-based compensation in stockholders' equity and amortizes the balance to compensation expense over the vesting period.

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4: SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following:

	DECEMBER 31,	
	2001	2000
Securities owned:		
Equities	**$ 734,638,954**	$ 661,327,729
Options	**907,988,169**	1,126,483,498
Convertible bonds	**93,474,975**	–
U.S. government obligations	**18,380,407**	12,155,452
	$1,754,482,505	$1,799,966,679
Securities sold, not yet purchased:		
Equities	**$ 998,438,044**	$ 170,167,713
Options	**1,019,052,935**	1,257,046,610
Convertible bonds	**21,864,988**	–
	$2,039,355,967	$1,427,214,323

NOTE 5: RECEIVABLE FROM/PAYABLE TO BROKERS AND DEALERS

At December 31, 2001, amounts receivable from and payable to brokers and dealers consist of the following:

Receivable:	
Clearing brokers	**$701,748,826**
Securities failed to deliver	**6,007,502**
Securities borrowed	**110,268,570**
Other	**2,078,581**
	$820,103,479
Payable:	
Clearing brokers	**$133,253,448**
Securities failed to receive	**12,947,759**
Securities loaned	**81,325,484**
	$227,526,691

The Company had received and pledged collateral approximately equal to the amount borrowed and loaned, respectively.

NOTE 6: INVESTMENTS

The Company's wholly owned subsidiary, Deephaven, is the investment manager and sponsor of a private investment fund that engages in various trading strategies involving equities, debt instruments and derivatives. The Company owns an interest in this private investment fund. The investment amounted to approximately $50.9 million at December 31, 2001. Certain officers of the Company also own interests in this private investment fund. Additionally, the Company has made strategic investments in Nasdaq, Nasdaq Europe (formerly known as Easdaq), Nasdaq Japan and other public and non-public companies.

NOTE 7: SIGNIFICANT CUSTOMERS

The Company considers affiliates to be holders of 10% or more of the Company's outstanding common stock ("Affiliates"). During 2001 there were no Affiliates of the Company.

One customer provided 10.9% of the Company's U.S. equity order flow for the year ended December 31, 2001 as measured in U.S. equity share volume. Rebates paid to this firm for U.S. equity share and U.S. options contract volume amounted to $12.0 million during the same period.

NOTE 8: GOODWILL AND INTANGIBLE ASSETS

The Company's acquisition of the business of Trimark Securities, L.P. ("Trimark") during 1995 was recorded under the purchase method and the carrying values of the assets and liabilities acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired of $13,960,195 was recorded as goodwill and is being amortized over a period of 10 years. In connection with the acquisition, the Company entered into an agreement which entitled the former owners to receive additional consideration during the five years immediately subsequent to the acquisition, through March 2000, equal to 10% of Trimark's pre-tax earnings, before amortization of goodwill and depreciation on fixed assets initially purchased. All amounts paid under this arrangement have been capitalized as additional purchase price (goodwill) and are being amortized over the remainder of the original ten-year amortization period.

Pursuant to an agreement effective November 17, 1997, Trimark purchased the business and the related fixed assets of Tradetech Securities, L.P. ("Tradetech"), an Illinois Limited Partnership, in exchange for $750,000 in cash and contingent consideration. Tradetech operated as a market maker in listed stocks and, after the acquisition, its business and operations were integrated into Trimark's. The acquisition was accounted for under the purchase method and the carrying values of the assets acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the assets acquired of $400,000 was recorded as goodwill and is being amortized over a period of five years.

In connection with the acquisition, Trimark entered into an agreement with Tradetech which entitled Tradetech to additional consideration equal to 10% of Trimark's pre-tax earnings during the period from the acquisition date through December 31, 2000 (the "Earnout Period"). All amounts paid under this arrangement have been capitalized as additional purchase price (goodwill) and are being amortized over the remainder of the original five-year amortization period.

The total contingent consideration paid and recorded as goodwill by the Company was as follows:

	Trimark Additional Consideration	Tradetech Additional Consideration	Total
For the year ended December 31, 1999	$3,098,161	$2,855,058	$5,953,219
For the year ended December 31, 2000	1,757,948	4,526,955	6,284,903
For the year ended December 31, 2001	–	–	–

Additionally, consistent with the growth of the Company's options market-making business, KFP has acquired various options-related businesses. Goodwill, representing the total excess of the purchase prices over the fair value of the assets acquired, and other intangible assets, in the aggregate totaling $42,240,877 was recorded in connection with these acquisitions and is being amortized over a period of 15 years.

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* as of January 1, 2002. This statement establishes new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to a business combination. Under the new standards, goodwill and certain intangible assets with an indefinite useful life will no longer be amortized, but will be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The Company expects that the adoption of this statement will result in a decrease in amortization expense of approximately $6.4 million in 2002. Annual amortization expense related to goodwill in 2001 was $6.7 million.

As a result of the adoption of SFAS No. 142, the Company's goodwill and intangible balances, net of accumulated amortization as of January 1, 2002 consist of the following:

Goodwill	$17,535,556
Intangible assets, definite useful life	34,364,429
Total goodwill and intangible assets	$51,899,985

Intangible assets deemed to have definite lives will continue to be amortized over their useful lives, which have been determined to be 15 years.

NOTE 9: FIXED ASSETS AND LEASEHOLD IMPROVEMENTS

Fixed assets and leasehold improvements comprise the following:

	Depreciation Period	DECEMBER 31, 2001	2000
Computer hardware and software	3 years	**$111,888,136**	$ 81,847,768
Leasehold improvements	Life of Lease	**21,140,042**	15,028,116
Telephone systems	5 years	**7,531,763**	6,944,133
Furniture and fixtures	7 years	**8,574,119**	6,901,463
Trading systems	5 years	**4,267,131**	1,613,082
Equipment	5 years	**11,052,556**	1,649,411
		164,453,747	113,983,973
Less – Accumulated depreciation and amortization		**67,505,292**	34,969,580
Less – Writedown of assets		**6,822,751**	–
		$ 90,125,704	$ 79,014,393

NOTE 10: WRITEDOWN OF ASSETS AND LEASE LOSS ACCRUAL

The writedown of assets on the Consolidated Statements of Income represents $20.5 million in pre-tax non-operating charges. These charges consist of a loss of $6.8 million related to a writedown of fixed assets and other capitalized costs related to excess real estate capacity, $1.4 million related to estimated losses on the disposal of excess real estate, a $10.7 million non-recurring charge relating to impaired investments in non-public e-commerce companies and $1.6 million related to a writedown of certain exchange seats.

NOTE 11: SHORT-TERM FINANCING

On June 19, 1998, the Company entered into an unsecured $30.0 million loan agreement with an affiliate of one of its clearing brokers. Such loan paid interest monthly based on the London Interbank Offered Rate and was to mature on June 19, 1999. The loan agreement allowed for scheduled principal pre-payments without penalty. During 1998, the Company made principal pre-payments under the loan of $20.0 million. On January 19, 1999, the Company repaid the final $10.0 million. Interest expense incurred on such loan for the year ended December 31, 1999 amounted to $39,734.

Prior to the Company's merger with Arbitrade, at December 31, 1999, Arbitrade had a $10,000,000 collateralized credit facility with a bank under which it borrowed on a revolving basis. Interest was variable based on prime plus one percent per annum and payable monthly. The Company paid one half percent per annum commitment fee on the unused portion of the facility. The unused portion of the facility and interest rate at December 31, 1999 were $7,945,408 and 9.00%, respectively.

At December 31, 2001, KSJ, a joint venture operation of which the Company owns 60%, has two daylight overdraft facilities with different Japanese financial institutions totalling 5 billion yen. The intraday credit facilities are used to facilitate the daily gross settlement of securities transactions and bear market rates of interest in Japan.

Subsequent to December 31, 2001, KSJ entered into an additional 5 billion yen daylight overdraft facility with an affiliate of Nikko Cordial Group, the owner of the remaining 40% interest in the joint venture. Pursuant to the terms of the loan contract, both the Company and Nikko are required to guarantee liabilities arising from the overdraft facility in their respective percentages of ownership. This overdraft facility bears a market rate of interest in Japan.

NOTE 12: COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space under noncancellable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. Rental expense under the office leases was as follows:

For the year ended December 31, 1999	$ 2,989,873
For the year ended December 31, 2000	7,288,699
For the year ended December 31, 2001	**11,306,884**

Additionally, the Company leases computer and other equipment under noncancellable operating leases. As of December 31, 2001, future minimum rental commitments under all noncancellable operating leases were as follows:

	Office Leases	Other Leases	Total
Year ending December 31, 2002	$ 16,753,228	$ 5,669,050	$ 22,422,278
Year ending December 31, 2003	15,922,286	3,794,881	19,717,167
Year ending December 31, 2004	13,520,911	2,664,202	16,185,113
Year ending December 31, 2005	12,294,645	8,009	12,302,654
Year ending December 31, 2006	9,701,377	–	9,701,377
Thereafter through October 31, 2021	133,875,423	–	133,875,423
	$202,067,870	$12,136,142	$214,204,012

The Company has provided a $11.0 million letter of credit as a guarantee to one of the Company's lease obligations.

The Company has a guarantee with one of its foreign subsidiary's clearing brokers, obligating the Company to generate and pay clearing fees of a minimum of $9.0 million for each of the years ended June 30, 2002 and June 30, 2003. As of December 31, 2001, the Company has generated $3.4 million against this guarantee.

NOTE 13: EARNINGS PER SHARE

Basic earnings per common share ("EPS") have been calculated by dividing net income by the sum of the weighted average shares of Class A Common Stock and Class B Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common share equivalents if stock awards such as stock options and restricted stock were exercised or converted into common stock. Except for voting rights, the Class B Common Stock had identical rights and rewards as the Class A Common Stock and was automatically converted to Class A Common Stock in the event of a sale or a transfer by the owner. All outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock during 1999.

Weighted average shares outstanding for the years ended December 31, 1999 and 2000 have been determined as if the Merger described in Note 1 occurred as of the earliest date presented. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999:

FOR THE YEARS ENDED DECEMBER 31,	**2001**		2000		1999	
	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares	Numerator/ Net Income	Denominator/ Shares
Income and shares used in basic calculations	**$38,525,567**	**123,796,181**	$259,922,002	122,520,733	$211,283,976	120,821,710
Effect of dilutive stock awards	**–**	**1,962,682**	–	4,342,583	–	4,933,720
Income and shares used in diluted calculations	**$38,525,567**	**125,758,863**	$259,922,002	126,863,316	$211,283,976	125,755,430
Basic earnings per share		**$0.31**		$2.12		$1.75
Diluted earnings per share		**$0.31**		$2.05		$1.68

NOTE 14: EMPLOYEE BENEFIT PLAN

The Company sponsors 401(k) profit sharing plans (the "Plans") in which substantially all of its employees are eligible to participate. Under the terms of the Plans, the Company is required to make annual contributions to the Plans equal to 100% of the contributions made by its employees, up to certain limitations. The total expense recognized with respect to the Plans was as follows:

For the year ended December 31, 1999	$1,838,036
For the year ended December 31, 2000	2,856,197
For the year ended December 31, 2001	**5,377,539**

NOTE 15: INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. Before the Merger, Arbitrade was treated as a partnership for U.S. tax purposes and its federal and state income taxes were borne by Arbitrade's individual partners. As such Arbitrade's historical financial statements do not include a provision for federal or state income taxes.

The provision for income taxes consists of:

	2001	2000	1999
Current:			
U.S. federal	**$25,468,048**	$145,441,308	$ 95,344,483
U.S. state and local	**5,006,968**	18,560,206	18,498,299
	30,475,016	164,001,514	113,842,782
Deferred:			
U.S. federal	**(3,171,776)**	(4,119,805)	(1,845,141)
U.S. state and local	**(1,841,994)**	(435,315)	(451,700)
	(5,013,770)	(4,555,120)	(2,296,841)
Provision for income taxes	**$25,461,246**	$159,446,394	$111,545,941

The following table reconciles the provision to the U.S. federal statutory income tax rate:

	2001	2000	1999
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%
U.S. state and local income taxes, net of U.S. federal income tax benefits	**3.8**	2.8	3.6
Non-U.S. operations	**6.6**	–	–
Pre-merger Arbitrade income	–	(0.1)	(4.7)
Non-deductible charges	**2.7**	0.4	0.6
Other, net	**(1.2)**	–	0.1
Effective income tax rate	**46.9%**	38.1%	34.6%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Deferred tax assets:			
Employee compensation and benefit plans	**$ 7,918,251**	$5,709,498	$1,964,276
Fixed assets and other amortizable assets	**2,317,210**	1,720,333	332,567
Valuation and other reserves	**4,896,738**	–	–
Total deferred tax assets	**15,132,199**	7,429,831	2,296,843
Deferred tax liabilities:			
Valuation of investments	**1,019,651**	564,428	–
Deferred management fees	**2,246,815**	13,440	–
Total deferred tax liabilities	**3,266,466**	577,868	–
Net deferred tax assets	**$11,865,733**	$6,851,963	$2,296,843

NOTE 16: LONG-TERM INCENTIVE PLANS

The Company established the Knight/Trimark Group, Inc. 1998 Long-Term Incentive Plan and the Knight/Trimark Group, Inc. 1998 Nonemployee Director Stock Option Plan (together, the "Plans") to provide long-term incentive compensation to selected employees and directors of Knight Trading Group and its subsidiaries. The Plans are administered by the compensation committee of the Company's Board of Directors, and allow for the grant of options, restricted stock and restricted stock units, as defined by the Plans. Including a stockholder-approved increase in the number of shares reserved under the Plans by three million in May 2001, the maximum number of shares of Class A Common Stock reserved for the grant of options under the Plans is 27,819,000, subject to adjustment. The maximum number of restricted stock and restricted stock units which may be issued under each of the Plans is 3,000,000, which includes a two million share increase reserved under the Plans that was approved by stockholders in May 2001. In addition, the Plans limit the number of shares which may be granted to a single individual, and the Plans also limit the number of shares of restricted stock that may be awarded.

It is the Company's policy to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Plans define as the average of the high and low sales prices on the date prior to the grant date. Options and awards generally vest over a three or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. The Company has the right to fully vest employees in their option grants and awards upon retirement. The following is a reconciliation of option activity for the Plans for the years ended December 31, 2001 and 2000, and a summary of options outstanding and exercisable at December 31, 2001:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, January 1,	**12,448,675**	**$19.60**	10,445,235	$10.77
Granted at market value	**4,461,576**	**16.17**	4,290,500	37.40
Exercised	**(784,850)**	**7.24**	(1,184,810)	7.31
Surrendered	**(3,060,276)**	**26.77**	(1,102,250)	18.37
Outstanding at December 31,	**13,065,125**	**$17.49**	12,448,675	$19.60
Exercisable at December 31,	**5,551,117**	**$12.97**	3,484,050	$ 9.81
Available for future grants at December 31,	**12,026,450**		10,427,750	
Weighted average fair value of grants during the year (at market value)		**$ 7.42**		$19.80

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 6.54	113,000	6.80	$ 6.54	78,000	$ 6.54
$ 7.25	6,224,325	6.50	7.25	4,430,825	7.25
$ 7.90 – $17.75	3,204,300	4.38	15.29	32,917	12.70
$17.93 – $39.75	993,500	7.92	29.00	328,375	29.07
$39.84	2,339,500	8.04	39.84	584,875	39.84
$43.00 – $73.22	190,500	7.08	61.29	96,125	63.18

The Company granted a total of 72,240 restricted shares of Class A Common Stock to certain employees of the Company under the 1998 Long-Term Incentive Plan and recorded compensation expense of $173,599 during 2001 for the fair value of the shares, which has been included in Compensation and Benefits in the Consolidated Statements of Income. The unamortized portion of the restricted shares is recognized as compensation expense over the vesting period. The restricted stock requires future service as a condition of the underlying shares of common stock.

The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for the Company's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share amounts for the years ended December 31, 2001, 2000 and 1999 would have been as follows:

	2001	2000	1999
Net income, as reported	**$38,525,567**	$259,922,002	$211,283,976
Pro forma net income	**26,066,246**	232,403,643	200,895,647
Basic earnings per share, as reported	**0.31**	2.12	1.75
Diluted earnings per share, as reported	**0.31**	2.05	1.68
Pro forma basic earnings per share	**0.21**	1.90	1.66
Pro forma diluted earnings per share	**0.21**	1.83	1.60

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**65%**	70%	70%
Risk-free interest rate	**4.5%**	6.0%	6.0%
Expected life (in years)	**4**	5	5

NOTE 17: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a market maker of OTC and listed stocks and listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers. The clearing brokers can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business. Additionally, as of December 31, 2001, the Company's credit exposures were concentrated with the clearing brokers and amounted to $820.1 million. As of December 31, 2001, the clearing brokers also held, as custodians, securities and options owned by the Company with a market value of $1.8 billion.

Securities sold, not yet purchased represent obligations to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

Derivative contracts are financial instruments whose value is based upon underlying asset, index, reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its options market-making and trading business and its overall risk management process. These financial instruments, which generally include exchange-traded options, options on futures and futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at market value, and unrealized gains and losses are recognized currently.

NOTE 18: NET CAPITAL REQUIREMENTS

As registered broker-dealers, KS, KCM, KFP and KEP are subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. KS, KCM and KEP have elected to use the basic method, permitted by the Rule, which requires that they each maintain net capital equal to the greater of $1.0 million ($100,000 for KEP) or 6⅔% of aggregate indebtedness, as defined. KFP has elected to use the alternative method, permitted by the Rule, which requires that it maintains net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.

At December 31, 2001, KS had net capital of $238,903,385, which was $236,158,892 in excess of its required net capital of $2,744,493, KCM had net capital of $56,154,602, which was $54,848,186 in excess of its required net capital of $1,306,416, KFP had net capital of $38,329,302 which was $38,079,302 in excess of its required net capital of $250,000 and KEP had net capital of $2,124,490 which was $1,982,959 in excess of its required net capital of $141,531.

Additionally, KSIL, KSJ and KFP are subject to regulatory requirements in the countries in which they operate, including the requirements of the Financial Services Authority in the United Kingdom and the Financial Supervisory Agency in Japan. As of December 31, 2001, the Company was in compliance with these capital adequacy requirements.

NOTE 19: BUSINESS SEGMENTS

The Company has two reportable business segments: wholesale securities market-making and asset management. Domestic securities market-making primarily represents market-making in U.S. equity securities listed on Nasdaq, on the OTCBB of the NASD, in the over-the-counter market for NYSE- and AMEX-listed securities and in U.S. options on individual equities, equity indices, fixed income futures instruments and certain commodities. International securities market-making includes market-making in equities in Europe and Japan and in options in Europe. The asset management segment consists of investment management and sponsorship for a private investment fund.

The Company's net revenues, income before income taxes and minority interest and assets by segment are summarized below:

	Domestic Market-Making[1]	International Market-Making[2]	Total Market-Making	Asset Management[3]	Elimination of Intersegment Balances[4]	Consolidated Total
For the year ended December 31, 2001:						
Revenues	**$ 633,756,770**	**$ 14,262,199**	**$ 648,018,969**	**$42,699,070**	**$(1,106,185)**	**$ 689,611,854**
Intra-segment revenues	**(357,830)**	**(4,541,649)**	**(4,899,479)**	**–**	**–**	**(4,899,479)**
Total revenues	**633,398,940**	**9,720,550**	**643,119,490**	**42,699,070**	**(1,106,185)**	**684,712,375**
Income/(loss) before income taxes and minority interest	**96,759,221**	**(68,866,270)**	**27,892,951**	**26,452,201**	**–**	**54,345,152**
Total assets	**2,731,317,276**	**424,134,213**	**3,155,451,489**	**71,235,466**	**–**	**3,226,686,955**
For the year ended December 31, 2000:						
Revenues	1,205,926,864	32,909,726	1,238,836,590	46,094,714	–	1,284,931,304
Intra-segment revenues	–	(27,621,556)	(27,621,556)	–	–	(27,621,556)
Total revenues	1,205,926,864	5,288,170	1,211,215,034	46,094,714	–	1,257,309,748
Income before income taxes and minority interest	395,451,222	(11,618,251)	383,832,971	34,698,473	–	418,531,444
Total assets	2,136,341,091	345,354,278	2,481,695,369	39,713,803	–	2,521,409,172
For the year ended December 31, 1999:						
Revenues	876,424,848	2,010,046	878,434,894	20,907,547	–	899,342,441
Intra-segment revenues	–	(2,766,998)	(2,766,998)	–	–	(2,766,998)
Total revenues	876,424,848	(756,952)	875,667,896	20,907,547	–	896,575,443
Income before income taxes and minority interest	310,554,470	(3,912,183)	306,642,287	16,187,630	–	322,829,917
Total assets	1,504,599,415	5,529,635	1,510,129,050	30,156,756	–	1,540,285,806

[1] The year ended December 31, 2001 includes $20.5 million in pre-tax non-operating charges, which consists of a loss of $6.8 million on the writedown of fixed assets and other capital costs related to excess real-estate capacity, $1.4 million related to estimated losses on the disposal of excess real estate, a $10.7 million non-recurring charge relating to impaired investments in non-public e-commerce companies and $1.6 million related to a writedown of certain exchange seats.

[2] International market-making includes costs incurred in the U.S. that are related to international market-making businesses. In 2000 and 1999, KSIL was working under a business model that provided for revenues to be earned from its domestic affiliate (i.e., intra-segment revenues) based on a formula derived from costs incurred. In 2001, KSIL's business model was modified, such that reported revenues were based on actual results.

[3] The years ended December 31, 2001, 2000 and 1999, include $5.5 million, $4.7 million and $2.3 million, respectively, which primarily consists of revenues generated from the Company's investment in a private investment fund for which Deephaven is the investment manager and sponsor.

[4] Intersegment balances primarily represents asset management fees paid to Deephaven by certain of the Company's domestic market-making subsidiaries for management services.

NOTE 20: CONDENSED FINANCIAL STATEMENTS OF KNIGHT TRADING GROUP, INC. (PARENT ONLY)

Presented below are the Condensed Statements of Financial Condition, Income and Cash Flows for the Company on an unconsolidated basis.

STATEMENTS OF FINANCIAL CONDITION

Knight Trading Group, Inc. (parent only)

DECEMBER 31,	**2001**	2000
Assets		
Cash and cash equivalents	**$ 11,000,203**	$ 25,874,092
Securities owned, at market value	**26,404,975**	12,155,452
Investments in subsidiaries, equity method	**756,371,712**	731,643,361
Receivable from subsidiaries	**31,978,297**	5,883,085
Other assets	**26,448,600**	15,578,475
Total assets	**$852,203,787**	$791,134,465
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	**$ 12,767,462**	$ 10,361,525
Accounts payable, accrued expenses and other liabilities	**3,558,645**	2,131,888
Income taxes payable	**1,621,256**	4,454,606
Total liabilities	**17,947,363**	16,948,019
Total stockholders' equity	**834,256,424**	774,186,446
Total liabilities and stockholders' equity	**$852,203,787**	$791,134,465

STATEMENTS OF INCOME

Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	**2001**	2000	1999
Revenues			
Equity in earnings of subsidiaries	**$49,564,400**	$265,900,963	$217,486,596
Other	**7,810,210**	2,580,130	3,857,671
Total revenues	**57,374,610**	268,481,093	221,344,267
Expenses			
Compensation expense	**6,060,707**	–	–
Professional fees	**5,230,621**	5,562,241	1,850,310
Business development	**2,019,224**	3,193,359	4,779,582
Merger related costs	**–**	–	5,189,295
Other	**3,645,758**	1,064,815	1,161,569
Total expenses	**16,956,310**	9,820,415	12,980,756
Income before income taxes	**40,418,300**	258,660,678	208,363,511
Income tax expense (benefit)	**1,892,733**	(1,261,324)	(2,920,465)
Net income	**$38,525,567**	$259,922,002	$211,283,976

STATEMENTS OF CASH FLOWS

Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	**2001**	2000	1999
Cash flows from operating activities			
Net income	**$ 38,525,567**	$ 259,922,002	$ 211,283,976
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity earnings of subsidiaries	**(49,564,400)**	(265,900,963)	(217,486,596)
Issuance of restricted stock to employees	**722**	–	–
Amortization of stock based compensation	**172,877**	–	–
Income tax credit from stock options exercised	**2,612,132**	8,998,923	10,311,592
(Increase) decrease in operating assets			
Securities owned	**(14,249,523)**	(12,155,452)	1,285,525
Receivable from subsidiaries	**(26,095,212)**	12,567,100	(15,834,339)
Other assets	**(10,870,125)**	(6,472,250)	(8,570,753)
Increase (decrease) in operating liabilities			
Accrued compensation expense	**2,405,937**	4,502,579	5,858,946
Accounts payable, accrued expenses and other liabilities	**1,426,757**	(13,062,080)	14,070,659
Income taxes payable	**(2,833,350)**	(13,101,481)	15,247,367
Net cash (used in) provided by operating activities	**(58,468,618)**	(24,701,622)	16,166,377
Cash flows from investing activities			
Capital contributions to subsidiaries	**(32,496,862)**	(129,810,015)	(20,230,922)
Net cash (used in) investing activities	**(32,496,862)**	(129,810,015)	(20,230,922)
Cash flows from financing activities			
Repayment of short term loan	–	–	(10,000,000)
Proceeds from issuance of common stock	–	–	80,219,537
Stock options exercised	**5,647,398**	8,656,997	5,485,202
Dividends received from subsidiaries	**70,444,193**	72,000,000	–
Net cash provided by financing activities	**76,091,591**	80,656,997	75,704,739
(Decrease) increase in cash and cash equivalents	**(14,873,889)**	(73,854,640)	71,640,194
Cash and cash equivalents at beginning of period	**25,874,092**	99,728,732	28,088,538
Cash and cash equivalents at end of period	**$ 11,000,203**	$ 25,874,092	$ 99,728,732
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 37**	$ 32,718	$ 168,638
Cash paid for income taxes	**$ 33,664,468**	$ 175,180,680	$ 72,535,458

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF KNIGHT TRADING GROUP, INC.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Knight Trading Group, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
January 16, 2002

BOARD OF DIRECTORS

KENNETH D. PASTERNAK*[3]
Chairman and Chief Executive Officer

PETER S. HAJAS*
President and Chief Operating Officer
Chief Executive Officer,
Knight Financial Products LLC

WALTER F. RAQUET
Executive Vice President

ANTHONY M. SANFILIPPO*[3]
Executive Vice President
President and Chief Executive Officer,
Knight Capital Markets LLC
Chairman, Knight Securities
International Ltd.

ROBERT I. TURNER
Executive Vice President,
Chief Financial Officer and Treasurer

CHARLES V. DOHERTY*[1][2][3]
Managing Director,
Madison Asset Group
Former President and
Chief Operating Officer,
Chicago Stock Exchange

ROBERT GREIFELD[3]
Senior Vice President,
SunGard Data Systems, Inc.
Chief Executive Officer,
Trading System Division,
SunGard Data Systems, Inc.

GARY R. GRIFFITH[2]
Independent Consultant

ROBERT M. LAZAROWITZ[1][3]
Co-Founder
Private Citizen

BRUCE R. McMAKEN[2]
Managing Director of Corporate
Finance, Sanders Morris Harris Inc.

RODGER O. RINEY[1]
President, Scottrade, Inc.

V. ERIC ROACH
Private Citizen

[1]Member of Compensation Committee
[2]Member of Finance and Audit Committee
[3]Member of Nominating and Corporate Governance Committee

EXECUTIVE MANAGEMENT

KENNETH D. PASTERNAK*
Chairman and Chief Executive Officer

PETER S. HAJAS*
President and Chief Operating Officer
Chief Executive Officer,
Knight *Financial Products* LLC

WALTER F. RAQUET
Executive Vice President

ANTHONY M. SANFILIPPO*
Executive Vice President
President and Chief Executive Officer,
Knight Capital Markets LLC
Chairman, Knight Securities
International Ltd.

ROBERT I. TURNER
Executive Vice President,
Chief Financial Officer and Treasurer

IRVIN R. KESSLER*
Chief Executive Officer
Deephaven Capital Management LLC

TETSU MORITA
President and Chief Executive Officer,
Knight Securities Japan Ltd.

STEVEN Z. HAJAS*
President, Knight Financial
Products LLC

SCOTT M. LITTMAN
President, Knight Securities, L.P.

MICHAEL T. DORSEY
Senior Vice President,
General Counsel and Secretary

*Kenneth D. Pasternak retired as Chairman and Chief Executive Officer of Knight Trading Group, Inc. effective January 31, 2002. Accordingly, the Board named Anthony M. Sanfilippo Interim Chief Executive Officer and named Charles V. Doherty Non-Executive Chairman of the Board effective February 1, 2002. Peter S. Hajas left the Company and Mr. Sanfilippo assumed the duties of President and Chief Operating Officer effective January 29, 2002. Irvin R. Kessler retired as Chief Executive Officer of Deephaven Capital Management LLC effective December 31, 2001. Accordingly, Colin J. Smith was named Chief Executive Officer and Shawn S. Bergerson was named Chief Investment Officer of Deephaven effective January 1, 2002. Steven Z. Hajas left Knight Financial Products LLC effective March 31, 2002. Accordingly, Peter A. Santoro was named President of Knight Financial Products effective April 1, 2002.

CORPORATE HEADQUARTERS

KNIGHT TRADING GROUP, INC.
Newport Tower
525 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

DEEPHAVEN CAPITAL MANAGEMENT LLC
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5500
Fax: 952.249.5300

4699 Old Ironsides Drive
Suite 210
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

DEEPHAVEN CAPITAL MANAGEMENT INTERNATIONAL LTD.
The London Stock Exchange Building
2 Throgmorton Street
London EC2 N1TE
United Kingdom
Telephone: +44 20 7997 5000
Fax: +44 20 7997 5100

KNIGHT CAPITAL MARKETS LLC
100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5839
Toll Free: 800.677.8746

225 West Washington
Suite 300
Chicago, Illinois 60606
Telephone: 312.553.8350
Fax: 312.553.8316
Toll Free: 800.430.3434

KNIGHT EXECUTION PARTNERS LLC
111 West Jackson Boulevard
10th Floor
Chicago, Illinois 60604
Telephone: 312.379.2600
Fax: 312.379.2519

220 Montgomery Street
Suite 546
San Francisco, California 94104
Telephone: 415.399.5174
Fax: 415.395.7383

KNIGHT FINANCIAL PRODUCTS LLC
130 Cheshire Lane
Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5500
Fax: 952.249.5300

111 Broadway
10th Floor
New York, New York 10006
Telephone: 212.346.7106
Fax: 212.346.7271

111 West Jackson Boulevard
10th Floor
Chicago, Illinois 60604
Telephone: 312.379.2600
Fax: 312.379.2519

2000 Market Street
Suite 760
Philadelphia, Pennsylvania 19103
Telephone: 215.282.6900
Fax: 215.282.6951

220 Montgomery Street
Suite 546
San Francisco, California 94104
Telephone: 415.399.5174
Fax: 415.395.7383

The London Stock Exchange Building
2 Throgmorton Street
London EC2 N1TE
United Kingdom
Telephone: +44 20 7997 4021
Fax: +44 20 7997 4100

Level 2
5 Elizabeth Street
Sydney, Australia NSW 2000
Telephone: +61 2 9338 6545
Fax: +61 2 9221 9952

KNIGHT SECURITIES, L.P.
Newport Tower
525 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

100 Jericho Quadrangle
Suite 241
Jericho, New York 11753
Telephone: 212.336.7800
Fax: 516.937.5356

260 Franklin Street
Suite 520
Boston, Massachusetts 02110
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

425 Market Street
Suite 2200
San Francisco, California 94105
Telephone: 415.399.5174
Fax: 415.395.7383

KNIGHT SECURITIES INTERNATIONAL LTD.
The London Stock Exchange Building
2 Throgmorton Street
London EC2 N1TE
United Kingdom
Telephone: +44 20 7997 1234
Fax: +44 20 7997 4321

KNIGHT SECURITIES JAPAN LTD.
Shinjuku Park Tower Building
S-34th Floor
3-7-1 Nishi-Shinjuku
Shinjuku-ku
Tokyo, Japan 163-1034
Telephone: +81 3 3345 3777
Fax: +81 3 3345 3789

ANNUAL MEETING

The 2001 Annual Meeting will take place at 1:00 pm Eastern Standard Time on Wednesday, May 22, 2002 at Courtyard by Marriott, Jersey City/Newport, 540 Washington Boulevard, Jersey City, New Jersey.

COMMON STOCK

The Class A Common Stock is listed in the Nasdaq National Market System under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The current Cusip number is 499063 10 5.

DIVIDEND POLICY

The Company has not declared or paid cash dividends on its capital stock. The Company currently intends to retain all of its retained earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

CORPORATE INTERNET SITE

www.knighttradinggroup.com

PUBLICATIONS

Copies of the Annual Report, the SEC Form 10-K, Press Releases and general information are available at the corporate Internet site, by calling Investor and Shareholder Relations at 201.356.1548, or by writing Investor and Shareholder Relations at the Corporate Headquarters address.

CONTACT INFORMATION

Analyst, Investor, Media and Public Relations inquiries should be directed to Marge Wyrwas, Senior Vice President, Corporate Communications and Investor Relations, at the Corporate Headquarters address, or call 201.557.6954. Investor and Shareholder inquiries should be directed to Judy Pirro, Manager, Investor and Shareholder Relations, at the Corporate Headquarters address, or call 201.356.1548. Media and Public Relations inquiries should be directed to Kara Fitzsimmons, Manager, Corporate Communications, at the Corporate Headquarters address, or call 201.356.1523.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, New York 10036

INDEPENDENT COUNSEL

Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, New York 10036

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey
07606-1915
800.851.9677
www.mellon-investor.com

Unless the context otherwise requires, the "Company," "Knight," "we," or "our" shall mean Knight Trading Group, Inc. and its wholly owned subsidiaries.

Certain statements contained in this annual report and the documents incorporated by reference, including without limitation, statements containing the words "believes," "intends," "expects," "anticipates" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this report; however, readers should carefully review the risk factors set forth herein, in other reports or documents the Company files from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this report.

Design: Critt Graham + Associates www.crittgraham.com Copywriting: Infoverload Communications, Marge Wyrwas, Kara Fitzsimmons, Judy Pirro Photography: George Lange Photography Printing: QuebecorWorld Acme

KNIGHT

CORPORATE_HEADQUARTERS
KNIGHT_TRADING_GROUP,_INC.
NEWPORT_TOWER
525_WASHINGTON_BOULEVARD
JERSEY_CITY,_NEW_JERSEY_07310
TEL:_201.222.9400
FAX:_201.557.6853
TOLL_FREE:_800.544.7508
WWW.KNIGHTTRADINGGROUP.COM
NASDAQ:_NITE